Exhibit 99.1

Annual Information Form
For the year ended December 31, 2012

April 1, 2013

TABLE OF CONTENTS

CORPORATE STRUCTURE	5

GENERAL DEVELOPMENT OF THE BUSINESS	6
Three Year History	6

DESCRIPTION OF THE BUSINESS	7
General	7
Markets, Sales and Refining	8
Competitive Conditions	8
Operating Results	9
Employees and Labour Relations	10
Sustainability Practice	10
Environmental Protection and Policies	11
Social Policies	11

MINERAL PROPERTIES	11
Mineral Reserve and Mineral Resource Estimates	12
Young-Davidson Mine	14
El Chanate Mine	21
Kemess Underground Project	26
Other Mineral Properties	35

DIVIDENDS	36

DESCRIPTION OF CAPITAL STRUCTURE	36

MARKET FOR SECURITIES	37

RISK FACTORS	38

CORPORATE GOVERNANCE	49
Directors	49
Officers	52
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	54
Conflicts of Interest	55
Interest of Management & Others in Material Transactions	55

AUDIT COMMITTEE	55
Audit Committee Mandate	55
Composition	56
Pre-Approval Policies and Procedures	56
External Auditor Service Fees	56

MATERIAL CONTRACTS	57

LEGAL PROCEEDINGS	57

TRANSFER AGENT AND REGISTRAR	57

INTERESTS OF EXPERTS	57

ADDITIONAL INFORMATION	58

SCHEDULE “A” AUDIT COMMITTEE MANDATE	59

In this Annual Information Form (“AIF”), AuRico Gold Inc., together with its subsidiaries (as the context requires) is referred to as “AuRico”, “AuRico Gold” or the “Company”. All information contained in this AIF is as at December 31, 2012, unless otherwise stated.

FORWARD-LOOKING INFORMATION

This AIF contains certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws. All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements in this AIF include, without limitation: information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, mining or milling methods, projected exploration results, resource and reserve estimates and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: uncertainty of production and cost estimates; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the uncertainty of replacing depleted reserves; the risk that the Young-Davidson and El Chanate mine may not perform as planned; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company may carry on business in the future; risks of obtaining necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Kemess Underground Project; contests over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal title claims; compliance risks with respect to current and future environmental laws and regulations; disruptions affecting operations; business opportunities that may be pursued by the Company; employee relations; availability of and increased costs associated with mining inputs and labor; uncertainty with the Company's ability to secure capital to execute its business plans; volatility of the Company’s share price; any decision to declare a quarterly dividend; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; risks arising from the absence of hedging; adequacy of internal control over financial reporting; changes in our credit rating; and the impact of inflation.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; production levels, development rates and the costs for each; our ability to procure equipment and supplies in sufficient quantities and on a timely basis; the timing of the receipt of permits and other regulatory and governmental approvals for our projects and operations; our ability to obtain, comply with and renew permits in a timely manner; our ability to attract and retain skilled employees and contractors for our operations; the accuracy of our mineral reserve and mineral resource estimates and the geological, development and operational decisions that are derived therefrom; the impact of changes in currency exchange rates on our costs and results; interest rates; tax benefits and tax rates; and our ongoing relations with our employees and business partners.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this AIF qualified by these cautionary statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING MEASURED, INDICATED AND INFERRED RESOURCES

Unless otherwise indicated, all reserve and resource estimates included in this AIF have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

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Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this document uses the terms “measured resources,” “indicated resources” and “inferred resources”. Investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in this AIF may not be comparable with information made public by companies that report in accordance with U.S. standards.

CURRENCY AND EXCHANGE RATE INFORMATION

All currency amounts in this AIF for the financial year ended December 31, 2012 are expressed in United States dollars (“USD”), unless otherwise indicated. References to “CAD” are to Canadian dollars, and references to “Pesos” are to Mexican Pesos. For CAD to USD, the average exchange rate for 2012 and the exchange rate at December 31, 2012 were 0.9996 and 0.9949 CAD per one USD, respectively, as quoted by the Bank of Canada. For Pesos to USD, the average exchange rate for 2012 and the exchange rate at December 31, 2012, were one Peso per 0.07608 and 0.07713 USD, respectively. The consolidated financial statements of the Company for the financial year ended December 31, 2012 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements for the financial year ended December 31, 2012 are available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and from the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Document Gathering and Retrieval System at www.sec.gov.

TECHNICAL INFORMATION

The scientific and technical information in this Annual Information Form has been reviewed and approved by Chris Bostwick, FAusIMM, Senior Vice President for AuRico Gold Inc. Mr. Bostwick is a Qualified Person under NI 43-101 but he is not “independent” of AuRico within the meaning of the instrument.

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CORPORATE STRUCTURE

AuRico Gold Inc. has its registered and executive office located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ).

The Company was incorporated under Part 1A of the Companies Act (Quebec) on February 25, 1986 under the name Golden Rock Explorations Inc. By Articles of Amendment dated April 17, 1998, the Company changed its name to Gammon Lake Resources Inc., and consolidated its common shares on a 15:1 basis. By Articles of Amendment dated June 7, 2007, the Company changed its name to Gammon Gold Inc. By Articles of Amendment dated June 9, 2011, the Company changed its name to its current name, AuRico Gold Inc., and by Articles of Continuance dated August 26, 2011, the Company changed its province of jurisdiction to Ontario. AuRico was amalgamated with Northgate Minerals Corporation (“Northgate”) under the Business Corporations Act (Ontario) (the “OBCA”) pursuant to Articles of Amalgamation dated October 31, 2011.

The following chart lists the Company’s material subsidiaries and assets. The percentage ownership is indicated for each entity.

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GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The following is a summary of key developments over the past three years:

2010

  Property Option – On May 6, 2010, AuRico entered into an agreement Mexicana de Cobre, S.A. de C.V. for a 4,491 hectare block of claims known as the Venus property, located adjacent to the Ocampo mine.

  Property Option – On June 18, 2010, the Company announced that it had entered into an agreement with Valdez Gold Inc. giving it the option to acquire the 43,229 hectare block of mineral concessions called the Los Jarros Properties, located adjacent to the Ocampo mine.

  Labour Disruption – On June 3, 2010 the Company announced an illegal labour disruption at its El Cubo mine located in Guanajuato State, Mexico.

  Appointment – On November 29, 2010, the Company appointed Ambassador Martha I. Lara-Alatorre as Government Relations Advisor to its Board of Directors

2011

  El Cubo Mine – On February 23, 2011, the Company announced the successful resolution of the labour disruption at the El Cubo mine and the signing of a new collective agreement with the workforce.

  Capital Gold Acquisition – On April 8, 2011, AuRico acquired Capital Gold Corporation, which owned and operated the El Chanate gold mine in Sonora, Mexico and the Orion gold and silver project in Nayarit, Mexico. This acquisition significantly increased AuRico’s gold production and nearly doubled its gold mineral reserves.

  Northgate Acquisition – On October 26, 2011, AuRico acquired Northgate Minerals Corporation. Northgate owned the Young-Davidson mine in Ontario, Canada (now AuRico’s flagship asset, which declared commercial production in September 2012), the Kemess Underground Project in British Columbia, Canada, as well as the Stawell and Fosterville mines in Australia. The Northgate acquisition was carried out by way of a plan of arrangement under the
  Business Corporations Act (British Columbia).

2012

  Credit Facility – On April 25, 2012, the Company increased its revolving credit facility to $250 million.

  Sale of Stawell and Fosterville – In May 2012, the Company completed the sale of the Stawell and Fosterville mines to Crocodile Gold Corporation for consideration consisting of CAD$55 million in cash, CAD$10 million in shares of Crocodile Gold and potential participation in future free cash flows from the mines.

  Sale of El Cubo – In July 2012, the Company completed the sale of the El Cubo mine and the Guadalupe y Calvo project to Endeavour Silver Corp. for consideration consisting of $100 million in cash, $100 million in shares of Endeavour Silver and up to $50 million in future contingent payments;

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  Commercial production at Young-Davidson – On September 1, 2012, the Young-Davidson mine declared commercial production, having achieved previously established commissioning thresholds. The commissioning thresholds included a 30-day period whereby the mill throughput averaged at least 5,100 tonnes per day (subsequent to the commissioning of the flotation and gravity circuits) and the open pit averaging 29,750 tonnes per day of ore and waste mining. The underground mine remains in the pre-production phase as the Company continues to advance underground shaft development.

  Litigation Settlement – On October 5, 2012, the Company reached an agreement to settle a class action initiated in 2008 by Edward J. McKenna. The settlement does not contain any admission of wrongdoing and provides for the payment of $13.3 million which is largely offset by an insurance receivable. The settlement is subject to court approval, which is anticipated in the first half of 2013.

  Sale of Equity Interests – In October 2012, the Company sold its equity interests in Endeavour Silver Corp. and Crocodile Gold Corporation on a block trade basis for gross proceeds of $104.6 million.

  Sale of Ocampo – On December 14, 2012, the Company completed the sale of the Ocampo mine and the Venus and Los Jarros exploration properties, as well as a 50% interest in the Orion development project, to Minera Frisco, S.A.B. de C.V., for cash consideration of $750 million. The Company retained a 50% interest over the Orion project and is now a joint venture partner with Minera Frisco with respect to this project.

Recent Developments (2013)

  Substantial Issuer Bid – On January 29, 2013, the Company announced the successful repurchase and cancellation of 36,144,578 common shares at a price of $8.30 per share under the Company’s ‘modified Dutch auction’ substantial issuer bid, for a total purchase price of $300 million.

  Credit Facility – On January 31, 2013, the Company completed an amendment to the revolving credit facility, which reduced borrowing capacity from $250 million to $150 million. The amended credit facility carries the same interest rate and terms as the previous facility, as described above.

  Dividend Policy – On February 21, 2013, the Company announced an inaugural dividend policy, whereby the Company will pay a dividend of $0.16 per share in 2013 (payable quarterly). Subsequent to 2013, the Company’s dividend will be linked to operating cash flow, whereby the Company intends to pay out 20% of the operating cash flow generated in the preceding quarter.

DESCRIPTION OF THE BUSINESS

General

AuRico Gold Inc. is a Canadian gold producer with mines and projects in North America and a head office in Toronto. The Company’s core operations include the Young-Davidson mine in Ontario, Canada, which declared commercial production on September 1, 2012, and the El Chanate mine in Sonora, Mexico. The Company’s project pipeline also includes advanced exploration opportunities in Mexico and Canada. Projects include the Kemess Underground Project, a gold-copper deposit in northern British Columbia, Canada, and a 50% joint venture interest in the Orion Project in Nayarit, Mexico.

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The profitability and operating cash flow performance of the Company are affected by numerous factors, including the price of gold, foreign exchange rates, production levels, capital expenditures and operating performance. While the Company attempts to manage these and other risks, many of the factors affecting these risks are beyond the Company’s control. For additional information on factors that may affect the Company, see the Forward-Looking Information disclosure at the beginning of this document and the discussion of risks and uncertainties under the heading entitled “Risk Factors”.

Product fabrication and bullion investment are two principal uses of gold. The introduction of more readily accessible and more liquid gold investment vehicles (such as gold exchange traded funds) has further facilitated investment in gold. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Markets, Sales and Refining

The Company produces doré bars at its mine sites, which are sent to third parties for refining. The Company currently does not have any long term refining contracts in place. Gold and silver can be readily sold on markets throughout the world and market price can be easily ascertained at any particular time. The Company is not dependent upon any one customer or group of customers for the sale of gold or silver. The price of gold strengthened during 2012, averaging a London PM Fix price of $1,669 per ounce, a 6% increase over the average price of $1,572 during 2011.

Competitive Conditions

Competition in the precious metals mining industry is primarily for: (i) mineral properties that can be developed and produced economically; (ii) technical expertise that can find, develop, and mine such properties; (iii) labour to operate the properties; and (iv) capital to finance operations.

The Company competes with other mining and exploration companies in the acquisition of mining claims and leases and in connection with the recruitment and retention of qualified employees. There is significant competition for mining claims and leases. Many of our larger competitors conduct business globally and thus have greater financial and technical resources available to them.

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Operating Results

The following table is a summary of the Company’s annual financial and operating results for the fiscal year ended December 31, 2012:

(in thousands, except ounces, per share amounts, and total cash costs)
Year Ended
December 31, 2012
Gold ounces produced - continuing operations
Gold ounces produced(5)(6)	100,284
Pre-production gold ounces produced(5)	26,999
Total gold ounces produced - continuing operations	127,283
Gold ounces produced(5)	223,485
Silver ounces produced	2,983,924
Gold equivalent ounces produced (realized)(2)(5)	279,253
Gold equivalent ounces produced (55:1)(3)(5)	277,738
Revenue from mining operations	$457,367
(Loss) / earnings from operations	$(38,606)
Net earnings	$33,231
Net earnings per share, basic	$0.12
Total cash	$603,401
Operating cash flow	$80,404
Net free cash flow(1)	$(433,180)
Cash costs per gold equivalent ounce (realized)(1)(2)(7)(8)
Continuing operations(5)(6)	$516
Discontinued operations(6)(9)	$892
Total operations(5)(9)	$758
Cash costs per gold equivalent ounce (55:1):(1)(3)(7)(8)
Continuing operations(5)(6)	$516
Discontinued operations(6)(9)	$900
Total operations(5)(9)	$762

Notes:
1.	See the Non-GAAP Measures section on page 30 of the Management’s Discussion and Analysis for the year ended December 31, 2012.
2.	Gold equivalent ounces include silver ounces sold converted to a gold equivalent, based on the ratio of the realized sale prices of the commodities.
3.	Gold equivalent ounces include silver ounces sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
4.	Operational data and financial information include the results of both continuing and discontinued operations, except where indicated.
5.

The Young-Davidson mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs prior to this date. In addition, the Young-Davidson underground is in the pre-production period, and therefore, all underground ounces are excluded from consolidated cash costs for the four months ended December 31, 2012. Pre- production ounces produced are excluded from consolidated ounces produced as these ounces are credited against capitalized project costs.

6.

Continuing operations include the Company’s El Chanate and Young-Davidson mines (excluding pre-production ounces). Discontinued operations include the Company’s Ocampo, El Cubo, Fosterville and Stawell mines.

7.

Gold ounces and gold equivalent ounces used to calculate cash costs include ounces sold at the El Chanate, Ocampo, El Cubo, Fosterville and Stawell mines, and ounces produced at the Young-Davidson mine.

8.

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate, Young-Davidson, Fosterville and Stawell mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit.

9.	Cash costs from discontinued operations and on a consolidated basis include the net realizable value adjustments recognized on ore in process heap leach inventory at the Ocampo mine during the year.

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Employees and Labour Relations

As at December 31, 2012, the Company had approximately 550 direct full-time employees, and 400 individuals employed on a contract basis.

Despite generally good labour relations, competition for skilled workers in the resource sector results in employee turnover at the Company’s operations and a need to constantly recruit and train new employees. This competition for qualified employees occasionally results in workforce shortages, which can often be supplemented with more costly contract labour.

Sustainability Practice

The Company has adopted a Sustainability Management System (SMS), which is a set of management processes aligned to recognized international standards to help AuRico continuously improve its environmental, economic and social sustainability performance. The purpose of the SMS is to provide a consistent approach to sustainability management across all of our operations.

A central element to SMS is the AuRico Sustainability Charter, which establishes the overarching vision for sustainable management within AuRico and is supported by three core policies:

1.	Health & Safety Policy
2.	Environmental Policy
3.	Corporate Social Responsibility Policy

Sustainable practices are important because they help ensure quality of life for our workforce, the communities in which we operate and future generations. AuRico also believes that sustainable business practices are a part of our social license to operate.

Each mine site must develop and implement a SMS that is consistent with these policies and the Sustainability Charter and the principles contained within the framework. Once implemented, compliance with this standard is mandatory. Annual performance reviews take into account the quality of a site’s SMS and steps taken to enhance compliance with both the processes and procedures in the SMS and the spirit of sustainable practices.

The Company’s Board of Directors has established a Sustainability Committee that, as part of its mandate, is responsible for reviewing sustainability, environmental, health and safety policies and programs of the Company and overseeing AuRico’s performance in these areas. The Sustainability Committee reports to the Board on a regular basis.

Having a common set of principles to manage sustainable business practices helps reduce risks to the business. By tailoring these principles to the specific needs and issues facing each operation, the site SMS is flexible enough to meet local requirements relating to health, safety, environment and the community.

On an annual basis, the Company publishes a Sustainability Report on its website summarizing the Company’s environmental, health, safety, and social programs and performance at its operations, which can be accessed at the following link: http://www.auricogold.com/responsibility/sustainability-reports/default.aspx

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Environmental Protection and Policies

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The timing of these expenditures is dependent upon a number of factors including the life of the mine, the operating licence conditions, and the laws, regulations, and environment in which the mine operates.

The Company will be obliged to carry out site reclamation on its current properties at the end of their mine life and expects to be able to finance this from the revenues generated by such projects. In addition, as at December 31, 2012, the Company had $27.7 million in restricted cash in closure bonds in place, consisting of cash and short-term deposits pledged by the Company relating to site closure and reclamation obligations at the former producing Kemess South property and Young-Davidson.

Reclamation provisions are recognized at the time an environmental disturbance occurs and are measured at the Company’s best estimate of the expected value of future cash flows required to reclaim the disturbance upon mine closure, which are discounted to their present value for each mine operation.

Social Policies

With approximately 950 employees and contractors, the Company and its subsidiaries play an important role in the economic life of its stakeholders. Wages, taxes and royalties have a positive impact on the lives of the Company’s employees and in the communities where the Company operates. AuRico sources goods and services used in operations from the local, regional and national business communities in Mexico and Northern Ontario, Canada, which provides significant economic benefit to the region.

The Company can have a significant social impact on the communities adjacent to its operations. AuRico strives to be a good neighbor and corporate citizen by both actively contributing to local community life and by ensuring that local stakeholders have an opportunity for input and dialogue. The Company achieves this through the presence of Community Relations personnel who are responsible for engaging with local stakeholders, identifying areas of concern, and relaying those concerns to management.

The Company entered into an Impact Benefit Agreements with the Matachewan First Nation on July 2, 2009 and with the Temagami First Nation / Teme Augama Anishnabai on July 14, 2012, as the Young-Davidson mine is situated within the traditional territory of these two First Nations. On June 22, 2012, the Company signed an Interim Measures Agreement with the Tse Key Nay, a group comprised of three aboriginal groups whose traditional territories overlap the Kemess project location: the Kwadacha, Tsay Keh Dene, and Takla Lake. Among other things, the agreement addresses project permitting, environmental studies, business opportunities, employment and training.

MINERAL PROPERTIES

At December 31, 2012, AuRico’s total proven and probable gold mineral reserves were 6.8 million gold ounces, a 1.69 million ounce increase over 2011, primarily driven through reserve additions reported from the Kemess Underground Project. The Company’s mineral reserve and mineral resource estimates have been calculated as at December 31, 2012 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) (see “Definitions” below). U.S. readers should refer to the Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources on page 4 of this AIF.

Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this AIF, such figures are estimates, which are, in part, based on forward-looking information and certain assumptions, and no assurance can be given that the indicated level of mineral will be produced. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates and other factors, may render the present proven and probable reserves unprofitable to develop at a particular site or sites. See “Risk Factors” and “Forward-Looking Information” for additional details concerning factors and risks that could cause actual results to differ from those set out below.

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Mineral Reserve and Mineral Resource Estimates

The following tables set forth the estimated mineral reserves and mineral resources attributable to interests held by AuRico for each of its properties as at December 31, 2012:

AuRico Gold - Mineral Reserve Estimates
							Contained Metal
			Tonnes	Au	Ag	Cu	Au	Ag	Cu
Mineral Reserve		Category	(000's)	(g/t)	(g/t)	(%)	(000's) oz	(000's) oz	(000's) lbs
Young-Davidson	Surface	Proven	3,934	1.28	-	-	162	-	-
		Probable	2,491	1.36	-	-	109	-	-
		P&P	6,425	1.31			271
	Underground	Proven	4,547	2.97	-	-	434	-	-
		Probable	34,490	2.80	-	-	3,100	-	-
		P&P	39,037	2.82			3,534
	Total	P&P	45,462	2.60			3,804
El Chanate		Proven	36,845	0.68	-	-	801	-	-
		Probable	19,015	0.66	-	-	403	-	-
	Total	P&P	55,859	0.67			1,204
Kemess Underground		Proven	-	-	-	-	-	-	-
		Probable	100,373	0.56	-	0.28	1,805	-	619,151
	Total	P&P	100,373	0.56		0.28	1,805		619,151
* Please refer to Notes on Mineral Reserve and Mineral Resource Tables						Proven	1,397	-	-
						Probable	5,417	-	619,151
						P&P	6,813	-	619,151

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AuRico Gold - Mineral Resource Estimates
							Contained Metal
			Tonnes	Au	Ag	Cu	Au	Ag	Cu
Mineral Resource		Category	(000's)	(g/t)	(g/t)	(%)	(000's) oz	(000's) oz	(000's) lbs
Young-Davidson	Surface	Measured	98	1.60	-	-	5	-	-
		Indicated	193	1.76	-	-	11	-	-
		M&I	291	1.70			16
	Underground	Measured	877	4.17	-	-	118	-	-
		Indicated	8,654	2.59	-	-	722	-	-
		M&I	9,531	2.74			839
	Total	M&I	9,821	2.71			855
	Surface	Inferred	31	0.99	-	-	1	-	-
	Underground	Inferred	13,983	2.80	-	-	1,259	-	-
	Total	Inferred	14,014	2.80			1,260
El Chanate		Measured	1,233	0.31	-	-	12	-	-
		Indicated	2,235	0.40	-	-	29	-	-
	Total	M&I	3,468	0.37			41
		Inferred	409	0.48	-	-	6	-	-
Kemess Underground		Measured	-	-	-	-	-	-
		Indicated	65,432	0.41	-	0.24	854	-	346,546
	Total	M&I	65,432	0.41		0.24	854		346,546
		Inferred	9,969	0.39	-	0.21	125	-	46,101
Orion (50%)		Measured	-	-	-	-	-	-	-
		Indicated	554	3.66	309	-	65	5,503	-
	Total	M&I	554	3.66	309		65	5,503
		Inferred	91	3.33	95	-	10	275	-
* Please refer to Notes on Mineral Reserve and Mineral Resource Tables						Measured	135	-	-
						Indicated	1,681	5,503	346,546
						M&I	1,816	5,503	346,546
						Inferred	1,401	275	46,101

Notes:

  Mineral Reserves and Resources have been stated as at December 31, 2012.
  Mineral Resources are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  Reserves have been reported in accordance with NI 43-101, as required by Canadian securities regulatory authorities. In addition, while the terms “Measured”, “Indicated and “Inferred” Mineral Resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “Inferred” Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of AuRico’s Mineral Resources constitute or will be converted into Reserves.
  Reflected on a 50% basis. Following the completion of a joint venture agreement, Minera Frisco, S.A.B. de C.V. will have a 50% interest in the Orion project.
  Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.
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The following metal prices were used for the calculation of Reserves and Resources:

	Reserves			Resources
	Au $/oz	Ag $/oz	Cu $/lb	Au $/oz	Ag $/oz	Cu $/lb
El Chanate	$1,400	-	-	$1,600	-	-
Young Davidson	$1,400	-	-	$1,600	-	-
Kemess Underground	$1,300	$23.00	$3.00	$13.00 NSR
Orion	-	-	-	$850	$13.00	-

Reserves and Resources were prepared under the supervision of the following Qualified Persons:

	Resources	Reserves
El Chanate	Jeffrey Volk, CPG, FAusIMM, Director Reserves and Resources, AuRico Gold Inc.	Chris Sharpe, P.Eng, Manager Mining, AuRico Gold Inc.
Young Davidson - Open Pit	Jeffrey Volk, CPG, FAusIMM, Director Reserves and Resources, AuRico Gold Inc.	Chris Sharpe, P.Eng, Manager Mining, AuRico Gold Inc.
Young Davidson - Underground	Jeffrey Volk, CPG, FAusIMM, Director Reserves and Resources, AuRico Gold Inc.	Chris Bostwick, FAusIMM, SVP Technical Services, AuRico Gold Inc.
Kemess Underground	Jeffrey Volk, CPG, FAusIMM, Director Reserves and Resources, AuRico Gold Inc.	Chris Bostwick, FAusIMM, SVP Technical Services, AuRico Gold Inc.
Orion	Jeffrey Volk, CPG, FAusIMM, Director Reserves and Resources, AuRico Gold Inc.	n/a

Young-Davidson Mine

The Young-Davidson gold mine is located near the town of Matachewan, approximately 60 km west of Kirkland Lake in Northern Ontario. The property consists of contiguous mineral leases and claims totalling 11,000 acres and is situated on the site of two past producing mines that produced almost one million ounces from 1934-1957.

On November 2, 2005, Northgate acquired 100% of Young-Davidson Mines Limited. As a result of AuRico’s acquisition of Northgate, AuRico now owns 100% of the mineral rights to all of the mineral resource related claims at the former Young-Davidson mine and the adjoining Matachewan Consolidated Mines Limited Mine (the “MCM Mine”), which together comprise the modern day Young-Davidson Mine. AuRico also holds the mineral rights to 200 tenures from mining leases to exploration claims covering 4,734 hectares surrounding and including the Young-Davidson Mine. The contiguous claim block that covers the Young-Davidson Mine, is hereinafter referred to as “Young-Davidson”. Hereinafter, references to work completed by the Company or AuRico with respect to Young-Davidson includes work completed by Northgate.

Property Description and Location

Young-Davidson is located immediately west of the village of Matachewan, Ontario, and approximately 60 miles west of the town of Kirkland Lake, Ontario. Young-Davidson is comprised of 200 tenures related to mining claims, mining leases, patents, and licenses of occupation that were acquired either through staking, application, or option agreements. Collectively, it is subject to nine separate agreements with different obligations and royalties for each agreement. Based on the currently defined mineral reserves and resources, the only royalties to apply are:

(i)

a sliding scale royalty held by Matachewan Consolidated Mines that relates to the eastern portion of the open pit and a small portion of the underground resource, which together total approximately 600,000 tonnes; and

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(ii)	a per ton royalty held by the Welsh Estate that affects almost 400,000 tonnes.

Through these agreements and a separate agreement with Opawica Explorations Limited, AuRico controls sufficient surface rights, to cover the sites required for all project buildings and fixed installations for the life of mine. AuRico believes it has all of the necessary surface rights to dispose of waste rock and tailings on additional areas of the property. AuRico’s land ownership and mineral tenures are registered with the Government of Ontario.

As Young-Davidson was the site of two former producing gold mines there is existing surface disturbance in the form of old workings, building foundations and tailings sites. Although there is no clean up order on these sites, AuRico designed infrastructure to incorporate these sites where possible so that they are remediated as part of the mine closure plan.

The Company is not aware of any rights, agreements or encumbrances to which Young-Davidson is subject, which would adversely affect the value of the property or AuRico’s ownership.

The Company entered into an Impact Benefit Agreements with the Matachewan First Nation on July 2, 2009 and with the Temagami First Nation / Teme Augama Anishnabai on July 14, 2012, as the Young-Davidson mine is situated within the traditional territory of these two First Nations.

Permits

In 2010 the Company initiated construction at Young-Davidson pursuant to the following approvals and authorizations:

1.	Ministry of Northern Development and Mines – Mine Production Closure Plan with a corresponding financial assurance of $9,895,900.

2.

Ministry of Environment – Environmental Compliance Approval for Industrial Sewage Works for the discharge of mine effluent to the Montreal River and associated processing plant and tailings impoundment area.

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3.	Ministry of Environment – Environmental Compliance Approval for Air and Noise Emissions for the operation of the underground mine, process plant and open pit.

4.	Ministry of Environment - Permit to Take Water for dewatering MCM Mine workings, Young- Davidson Pit, Tailings Impoundment Area Construction and Process Water Intake from the Montreal River.

5.	Ministry of Environment – Class Environmental Assessments for the construction of 115kV transmission line, use of diesel generators for temporary power and the realignment of Highway 566.

6.	Ministry of Natural Resources – Plans and Specifications approvals for the first two stages of the Tailings Impoundment Area.

7.

Department of Fisheries and Oceans – Clearance letter for installation and operation of the mine dewatering pipeline for discharge of mine effluent to the Montreal River, the installation and operation of the fresh water intake pipeline in the Montreal River and the dewatering of the historical Young-Davidson pit.

8.	Transport Canada – Clearance letter for installation of a mine dewatering pipeline and the process water intake pipeline in the Montreal River.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Young-Davidson is located in northern Ontario, Canada, centrally located between Timmins, Kirkland Lake, North Bay and Sudbury, each of which have businesses that service the mining industry. The property is accessed by paved Highway 566, 5 kilometres west of the town of Matachewan.

The daily average mean temperature in nearby Kirkland Lake, Ontario is 1.7°C. The extreme maximum recorded temperature is 38.9°C and the extreme minimum temperature -47°C. The average annual precipitation is 884 millimetres, comprising 590 millimetres as rainfall and 294 millimetres as snowfall. Given this climate, exploration and mining development activities can be carried out at all times of the year.

There is a sufficiency of surface rights for mining operations, availability of sources of power, water, mining personnel, potential tailings storage areas, potential waste disposal areas and potential processing plant sites. Electricity is provided from the provincial grid, through a transmission that was upgraded by the Company prior to commercial production.

The property is typical of northern Ontario with forest covered low rolling hills, small lakes and wetlands with numerous gravel roads providing access to all areas of the property. Average elevation on the property is 330 metres above sea level.

History

The initial discovery of gold in the project area was made by prospector Jake Davidson in 1916 on what became the former Young-Davidson mine. This sparked a staking rush that resulted in a second discovery by Samuel Otisse on what became the MCM Mine property. Surface prospecting, trenching and outcrop stripping continued intermittently for the next seventeen years on both properties. During this time a joint venture was established between Hollinger Corporation and Young-Davidson Mines Limited and underground mine production was initiated in 1934 and continued until 1957, over which time a total of 5.6 million tonnes were mined producing 585,690 ounces of gold (3.22 g/t recovered grade). Production from the MCM property over the period 1934-1954 totaled 3.2 million tonnes, 378,101 ounces of gold (3.67 g/t recovered grade). Following closure of the mines, the properties remained dormant until 1980 at which time Pamour Mines concluded option/joint venture agreements on both properties with the aim of establishing an open pit operation. Approximately 96,000 tonnes of ore were mined and trucked to the Pamour mill facility east of Timmins.

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In 1995, Royal Oak Mines Inc., a successor company to Pamour initiated extensive diamond drilling to define an open pit resource, initiated shaft dewatering with a view to underground exploration, conducted shaft rehabilitation as well as engineering studies and environmental assessment studies with a view to re-opening the mines. Following the bankruptcy of Royal Oak Mines, the property was dormant for several years before being acquired by a private company in 2000. This company undertook limited exploration and, in 2002, vended the asset into Young-Davidson Mines Limited, the same company that had discovered the property. Young-Davidson Mines Limited re-initiated exploration with 9,312 metres of drilling in 58 diamond drill holes

In late 2005, Northgate amalgamated with Young-Davidson Mines Limited through a Plan of Arrangement. Since that time, the Company has proceeded with surface exploration, particularly diamond drilling, environmental and engineering studies and underground exploration and development.

In 2011, AuRico acquired Northgate, which included Young-Davidson.

Geological Setting

Young-Davidson is situated within the southwestern part of the Abitibi Greenstone Belt. The Abitibi Greenstone Belt consists of a complex and diverse array of volcanic, sedimentary, and plutonic rocks typically metamorphosed to greenschist facies grade, but locally attaining amphibolite facies grade. Volcanic rocks range in composition from rhyolitic to komatiitic and commonly occur as mafic to felsic volcanic cycles. Sedimentary rocks consist of both chemical and clastic varieties and occur as both intravolcanic sequences and as uncomformably overlying sequences. A wide spectrum of mafic to felsic, pre-tectonic, syn-tectonic and post-tectonic intrusive rocks are present. All lithologies are cut by late, generally northeast-trending proterozoic diabase dikes.

The Abitibi Greenstone Belt rocks have undergone a complex sequence of deformation events ranging from early folding and faulting through later upright folding, faulting and ductile shearing resulting in the development of large, dominantly east-west trending, crustal-scale structures (‘breaks’) that form a lozenge-like pattern. The regional Larder Lake-Cadillac Fault Zone (LLCFZ) cuts across the Young-Davidson project area. The LLCFZ has a sub-vertical dip and generally strikes east-west. The LLCFZ is characterized by chlorite-talc-carbonate schist and the deformation Zone can be followed for over 120 miles from west of Kirkland Lake to Val d’Or.

There are three important groups of archean sedimentary rocks in the district. The oldest are Pontiac Group quartz greywacke and argillite, which occur as thick assemblages in Québec, while interbedded within the Larder Lake Group volcanic rocks are turbiditic siltstones and greywackes of the Porcupine Group. Uncomformably overlying is Timiskiming Group Conglomerate, turbidite and iron formation with minor interbedded alkalic volcaniclastic units.

Archean intrusive rocks are numerous in the district but are largely manifested as small stocks, dikes and plugs of augite syenite, syenite and feldspar porphyry occurring in close temporal and spatial association with the distribution of Timiskiming Group sediments. The main syenite mass, which hosts most of the gold mineralization on Young-Davidson, measures almost 3,000 ft. east-west by 1,000 ft. north-south.

Huronian proterozoic sedimentary rocks onlap and define the southern limit of the Abitibi in Ontario. In the project area these rocks are correlative to the Gowganda Formation tillite. Post-Archean dike rocks include Matachewan diabase and younger Nipissing diabase, which respectively bracket the Huronian unconformity in the project area.

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Exploration

Northgate acquired Young-Davidson Mines Limited in November 2005. Significant exploration work completed on Young-Davidson since that time by the Company included surface and underground diamond drilling, and is summarized in the next section.

Mineralization

Essentially all of the historical production at the former Young-Davidson Mine and approximately 60% of the production from the MCM Mine is from syenite-hosted gold mineralization (Lovell, 1967). Most of the current open pit and underground resources are also related to syenite-hosted gold. The syenite-hosted gold mineralization consists of a stockwork of quartz veinlets and narrow quartz veins, rarely greater than a few inches in thickness, situated within a broader halo of disseminated pyrite and potassic alteration. Visible gold is common in the narrower, glassy-textured quartz veinlets. In general, gold grades increase with quartz veinlet abundance, pyrite abundance, and alteration intensity. Mineralized areas are visually distinctive and are characterized by brick red to pink K-feldspar-rich syenite containing two to three percent disseminated pyrite and several orientations of quartz extension veinlets and veins. The quartz veins and veinlets commonly contain accessory carbonate, pyrite, and feldspar.

Drilling

Since the discovery of gold in the project area until October 14, 2008 a total of 1,461 surface and underground diamond drill holes have been completed totaling 275,985 metres. With the exception of the holes pre-dating 1980 (324 holes, 20,236 metres), all of the drill logs have been preserved. All holes have been plotted on historic records and these hole traces and assays have now been entered into the database. All holes since 1988 have been surveyed for their collar co-ordinates and it is assumed that all underground hole collars were surveyed as per industry practice at the time of production. Since 1980 all holes have been surveyed using a tropari instrument or acid test and since 2006 all drill holes have been surveyed using FLEXIT and/or a gyroscopic instrument in order to measure down hole deviation.

Underground drill holes were probably AQ core (27 mm diameter) as was the practice of the day, surface holes pre-dating the Company were with one exception BQ core (36.5 mm diameter) and all holes by the Company (and the one exception) have been NQ core (47.6 mm diameter) except where a reduction to BQ has been required to complete the hole in problematic ground conditions. Core recovery and rock quality designations (RQD) have not been noted in historic drill logs, however in all the holes by the Company core recovery has been excellent and the RQD factor has been very high indicating very competent rock.

Sampling Method and Approach

Drill core is transported directly from the drill rigs to the secure core logging facility. Core is logged with geological information being recorded, including rock type, degree of alteration, estimated percentage of sulfide minerals and vein intensity. Zones of interest are marked out and assigned a sample number and assay tags are stapled into the box as well as being inserted into the sample base. Most of the core has been split with a hydraulic splitter, with a small number of samples cut with a diamond bladed core saw. The majority of the samples are 1.5 metres in core length and most of the historic samples are in five foot lengths. Assay procedures have not been well documented prior to 2003, but it is assumed that conventional crushing, pulverizing and classical fire assay techniques were used.

Sample Preparation, Analyses and Security

Prior to sample shipment a number of measures have been implemented which were designed to maintain a high level of security at the core Logging facility, at the mine property and while the samples are in transit.

Upon arrival at the laboratories (either ALS Chemex or Swastika Laboratories) samples are logged into the laboratory tracking system and weighed. Each core sample is entirely crushed to better than 70% -2 millimetre (minus 10 mesh). A one kilogram split of each sample is then pulverized to better than 85% passing 75 micron (minus 150 mesh). A 250 gram duplicate split of crushed material is taken and pulverized. The prepared samples, certified reference material (CRM), and blanks are then sent to the analytical laboratory. Approximately 50 grams aliquots are weighed for fire assay. Fire assay fusion was by lead flux with a silver collector, with an atomic absorption finish. Each sample was also submitted for a 34 element analysis, by aqua-regia acid digestion and ICP-AES. This process quantitatively dissolves base metals for the majority of geological materials. Major rock forming elements and more resistive metals are only partially dissolved. All sample batches were subjected to the laboratory’s internal quality control procedures.

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Quality Control and Quality Assurance

No information has been compiled that describes the quality control (QC) and quality assurance (QA) procedures for the pre-2003 drilling, however it is unlikely that blanks and CRM’s were used as this did not become standard industry practice until the early 2000’s. The main form of QA/QC would have been periodic re-assaying of anomalous samples with introduction of blanks in the early 1980s and 1990s.

The QA/QC for the 2006, 2007 and 2008 programs is documented in the technical documents filed on SEDAR. In essence this amounted to four percent of the entire population of samples submitted for analysis, including blanks, standards, and duplicates. Additionally, about 15-20% of pulp replicates and 2.5% of reject duplicates were analyzed and incorporated into final assay grade to improve overall precision. The QA/QC data is monitored as the samples are being processed at the laboratories and where analytical problems are identified the laboratory is required to reanalyze the samples.

Based on this work it was concluded that there were no contamination issues, analytical results are both accurate and precise (5% precision at the 1.7 g/t Au cut-off grade for replicate samples and 10% precision for the combined preparation and analytical processes). The data is therefore suitable for supporting mineral resource and mineral reserve estimation work in the opinion of the Qualified Person.

Data Verification

The project data base has been subject to verification or audit by Micon (2004), SWRPA (2006), AMEC (2008) and Northgate’s geologists (2006, 2007 and 2008) who have no direct involvement with the project. Collar co-ordinates, down hole survey tests and assay intervals have been verified against a variety of supporting documentation. Where errors have been identified these were corrected and procedures put in place to prevent re-occurrence and to expedite future data verification programs. In each case the third party audit has concluded that the database is valid and acceptable for supporting resource estimation work on the project.

Mine Development and Mine Plan

The open pit has been in operation for over one year and has approximately 16 months remaining of production. Mining is conducted by a contractor using conventional methods on 8 metre benches, using 8 metre3 Front-End loaders (FEL), 77 tonne haul trucks, appropriately sized drills and support equipment. The open pit mining contractor commenced mobilization and mining in November 2011.

A historical open stope exists at the east end of the existing pit design. In order to remove the safety risks of working near an open stope, and to minimize dilution and mining loss, the stope was filled with waste rock early in the open pit mine life. The waste rock backfill will then be mined out as part of regular bench mining activities.

The open pit mining plan has been generated to feed the mill at a rate of 2.16 Mt/yr. The plan includes the use of a low grade stockpile so that the head grade is higher during the first two years of the project. Approximately 18.9 Mt of waste rock will be generated by the open pit and will be placed in the waste dump to the north of the pit.

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The underground deposit is located approximately 210 m to 1,500 metres below surface. A new 5.5 metre diameter shaft is being sunk to the east of the deposit to a depth of 1,500 metres and will provide for the hoisting of ore and waste and the supply of ventilation. The existing MCM #3 shaft is being extended to a depth of 1,500 metres to provide for the hoisting of men, materials, ore and waste. The mine will also be accessed by a ramp, which will be extended to the bottom of the mine from the existing exploration ramp, currently at a depth of 900 metres below surface. The mine design has taken into consideration the existing MCM #3 and the YD shafts and other existing openings for ventilation and early works.

The underground mine has been designed for low operating costs through the use of large modern equipment, gravity transport of ore and waste through raises, shaft hoisting, minimal ore and waste rehandling, high productivity bulk mining methods and paste backfill The mine will operate scooptrams to load, haul and transfer stope production to the ore pass system from where it will be hoisted to the surface via 18 mt skips.

At the current design production rates of 2.92 million tonnes/yr (8,000 tpd) at full production, the underground will have a mine life of 18 years based on the current reserve. Production from the underground mine will be phased in during years two and three as the pit becomes exhausted. For the last 17 years of the currently projected underground mine life, mill feed will be provided almost exclusively from the underground mine.

The preproduction development requirements comprise 1,500 metres of shaft, 20,670 metres of lateral and 5,170 metres of raises. Lateral development during operations will average approximately 12,000 metres/yr including capital, operating and ore categories for the first 12 years of the underground mine operation. In the last six years of the underground mine life, the development requirements drop off sharply as the mine is close to being fully developed. Initial stoping, with truck haulage to surface, began in the fourth quarter of 2012.

The average underground personnel requirements are estimated to be 190 persons. The mine will operate seven days a week with two 10.5 hour shifts per day working a five days on and four days off followed by four days on five days off schedule. Once in full production, the mine will be owner operated with only diamond drilling and raising being contracted.

Mining Operations

The metallurgical testwork programs considered for this phase were completed in 2008 and early 2009 at SGS Lakefield. Results of these tests provided the data used for the design criteria.

The tests were conducted on samples from 32 holes selected across the mineralization from which five zone composites and a master composite were prepared. Flowsheet optimization was conducted on the master composite. Once the metallurgical parameters were optimized, the five zone composite and 32 individual samples were tested used for variability testing.

The grinding characteristics of the design mineralized material, an equal mixture of Upper Boundary Zone, Lower Boundary Zone and Pit Zone material as combined material for pilot plant feed gives an average Bond Work Index (BWI) of 15.6 kWh/t at 100 mesh (106µm) of grind. The selected six zone samples work index ranged from 14.7 to 18.3 kWh/t or an average of 16.5 kWh/t. Most samples tested fell in the medium to hard range of hardness with respect to impact breakage and Bond rod mill / ball mill grindability work indices while there was one waste sample which fell in the very hard range of hardness. All samples have been classified as abrasive or very abrasive.

The gravity recoverable gold was determined to be about 25% of the gold contained in the composite sample tested when cleaning of the primary centrifugal concentrator product on a Mozley table was completed to a target 0.05% weight recovery of the initial feed material.

The metallurgical test programs supported the selection of single stage semi-autogenous grinding (SAG) circuit with a gravity circuit followed by flotation. The flotation concentrate is further ground and leached in a conventional carbon-in-leach (CIL). The flotation tailings are also leached in a CIL circuit. The gold is recovered from the carbon followed by electro-winning and pouring doré bars.

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A gold recovery of 92.5% is indicated for the head grade of the samples on which the test work was performed and was the basis for the feasibility phase.

The combined leach tailings were used for the cyanide destruction testwork. The YD CIL tailings are treated with the SO2/Air cyanide destruction method.

Exploration and Development

The Young-Davidson mine declared commercial production effective September 1, 2012. Commercial production was declared once the mine achieved previously established commissioning thresholds. The commissioning thresholds included a 30-day period whereby the mill throughput averaged at least 5,100 tonnes per day (subsequent to the commissioning of the flotation and gravity circuits) and the open pit averaging 29,750 tonnes per day of ore and waste mining. The underground mine remains in the preproduction phase as the Company continues to advance underground shaft development.

A significant portion of the 2012 capital budget was focused on the completion of the surface construction requirements, in particular, the processing plant, administration building, warehouse, truck shop, assay lab and other associated infrastructure. In addition to the surface construction, underground capital development will continue on schedule in order to support underground ore production ramp-up in 2013. Capital works in 2013 will include the continued sinking of the Northgate shaft, headframe and hoist construction, the continued sinking of the MCM shaft, construction of a paste-fill plant, as well as construction of the Northgate mid-shaft loading facility including underground crusher, conveyor and loading pocket installations. Total lateral and vertical development are expected to be 10.3 kilometres and 1.0 kilometres respectively. Lateral development will consist of continuing to establish the level drives spaced every 30 metres in the orebody consisting of footwall drives, drawpoints and stope development between the 9590 level and the 10130 level. Underground development infrastructure will also be established for permanent underground dewatering stations, underground mobile mechanic shop, orepass raises, waste pass raises and ventilation raises. Main ramp development will also continue from 9590 level towards the eventually bottom of the mine at 8900 level. Vertical development will consist establishing the exhaust raise system from 9800 level to 10190 level and establishing the west and east orepass systems to 9590 level.

2012 exploration included 33,182 metres of drilling in 39 holes, directed at a number of target areas and a number of geophysical targets across key parts of the geology. The primary target was the YD West Zone with secondary targets being west along strike from the YD deposit, syenite bodies east of the YD deposit and at depth below the main zone (see press release dated November 6, 2012). Results of these holes are incorporated in the overall Mineral Reserve and Mineral Resource estimate.

Exploration in 2013 will focus on drilling (15,000 metres) west of the main deposit in the West Shirriff area as defined in the press release of November 6, 2012, as well as geophysical surveys on other parts of the property.

Underground drilling consisted of 47,000 metres in 2012 and focused on the reserves above 9590 level for definition drilling to support the mine production plan for 2012 and 2013. A similar amount of definition drilling metres is planned for 2013 focusing again above the 9590 level to support increased production rates in 2014.

El Chanate Mine

The El Chanate Mine is located 37 km northeast of Caborca in Sonora State, Mexico. The Mine consists of an open pit, crusher, heap leach pads, and process plant located on 3,665 hectares encompassed within 19 mineral concessions.

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Historical workings suggest the area has been mined for gold since the early 19th century. The current open-pit mine has now been developed below the level of those historical small-scale mine workings. The open-pit mine plan covers an area approximately 1,700 metres long, 780 metres wide, and 280 metres deep. El Chanate utilizes conventional three stage crushing and heap leaching, with gold bearing solutions being processed in an ADR plant, followed by electro-winning and refining.

The Company acquired El Chanate through the acquisition of Capital Gold in April 2011. Hereinafter, references to work completed by the Company with respect to El Chanate, includes work completed by Capital Gold.

Property Description and Location

El Chanate is located in northern Mexico in the northwest corner of the State of Sonora, Municipality of Altar (see map below). The mine site is 25 kilometres northeast of Caborca, 280 kilometres northwest of Hermosillo, 150 kilometres southeast of Sonoita, and 170 kilometres southwest of Tucson, Arizona at UTM geographical coordinates are 412,150E, 3,407,880N (Lat 30°48’10”N, Long 111°55’00”W). Caborca, with a population of 70,000, is the largest town in the area. Pitiquito and Altar are smaller nearby towns located off Highway 2 west and east of the El Chanate, respectively. All permits required to operate the mine are currently in place.

Minimum Investment and Mining Duty

All concessions are subject to an annual minimum investment and an annual mining tax that must be paid to keep the concessions in good standing. The amount of the minimum investment or assessment work varies based on the size, age and type of the concession, and changes each year with the Department of Mines publishing a new list at the beginning of the year, and varies with the consumer price index. The rate of the mining duty depends on the concession type and the age of the concession. The rate changes each semester with the Department of Mines publishing the new rates in January and July. The mining duty is due in both January and July. The total mining duty required annually to keep El Chanate’s 20 titled concessions (4,538 hectares) and 2 concessions titles in progress (90 hectares) is approximately 900,000 pesos.

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Accessibility, Climate, Local Resources, Infrastructure and Physiography

El Chanate consists of an open pit mine, crusher, agglomeration and heap leach pads, process plant and support infrastructure located on 3,675.47 hectares encompassed within 20 mineral concessions.

Equipment and infrastructure include: A three stage crushing plant, a leach pad and solution holding ponds, three Adsorption, Desorption, Refinery (ADR) processing plants and a refinery, a mining contractor operation, a fleet of haul truck, loaders and mining support equipment. In addition, there are numerous ancillary support facilities including warehouses, maintenance shops, roadways, administrative offices, power and water supply systems, and a fully equipped assay and metallurgical laboratory.

Geographically, El Chanate is on the south-eastern margin of the NW-SE mountain range formed by Sierras La Gloria, El Alamo, Batamote and El Chanate. Locally, El Chanate resides on the Escalante cattle ranch ground.

The project is located on the NW corner of the state of Sonora, in the Altar desert (a subset of the Sonoran Desert). Topography is typical of the Basin and Range province with Sierra El Batamonte and Sierra El Chanate as prominent steep mountain ranges emerging from the flat basin. Elevation at the project area is 500 metres above sea level; the El Chanate Range is 900 metres high and El Batamote 850 metres high.

The working area lies on the southern pediment of El Chanate Range, a flat plateau covered by thin layers of unconsolidated gravel and dissected by sharp shallow creeks, gently dipping into the gravel filled valley of the Sasabe (dry) and Altar rivers.

From Hermosillo, the property can be accessed by driving 173km north to Santa Ana on Highway 15, then approximately 95km west on Highway 2 to Caborca. The mine access road is approximately 13km east of Caborca on Highway 2. The project area is easily accessible from Mexican Highway 2 by driving north 11.0km on a nearly level dirt road through the Ejido 16 de Septiembre and onto the Escalante cattle ranch where the El Chanate is located.

Vegetation consists of typical Mexican desert species composed primarily of various cacti, shrubs and brush.

According to the Köppen climate classification system, the project is described as having a BWh, or desert climate where the coldest month has an average high temperature above 0°C. The average annual temperature is 21.5°C. July is the hottest month with an average maximum temperature of 44.6°C. The average annual maximum monthly temperature is 45.4°C. The hottest month on record was July 1998 with an average temperature of 48°C. January is the coldest month with an average low temperature of -2.2°C. The average annual minimum temperature is -4.0°C. The coldest month on record was January 1971 with an average temperature of -11.0°C. The mine operates year round.

Annual average precipitation as measured at the nearby Pitiquito station (about 15 kilometres away) is 259 millimetres. Rainfall occurs due to the normal “monsoon” rains; and the effects of Pacific storms.

History

In July 2010, the operation commenced the use of belt agglomeration with cement which is added to the crushed ore at El Chanate to improve the flow of leaching solution. The Company engaged an independent consultant with respect to heap leaching optimization, which has resulted in recommendations to increase the barren solution flow to the leach pad, increase the pregnant solution flow to the recovery plant, and redirect the low grade solution to the leach pads. When fully implemented, these operational changes combined with the agglomeration with cement and barren solution may result in improvements in leaching time. The Company ordered two agglomeration drums which arrived on site and are now operational. The use of agglomeration drums will allow for better mixing of cement and lime with the crushed ore, producing a consistent quality control of the product. The belt agglomeration was a temporary measure until the drums were delivered and operational.

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In October 2009, the Company procured additional water rights at El Chanate that has enabled the drilling of another water supply well. The new well was completed in October 2010 and will allow for a further increase in solution flow to the leach pads. In 2012, the Company replaced over 6,800 metres of 8” diameter water distribution pipes with 16” diameter pipes, which is expected to result in an increase in the area under leach from the 67% to over 80%.

Geological Setting and Mineralization

El Chanate is located between the northern flank of Sierra El Batamore and the southern flank of Sierra El Chanate. These ranges are tectonic blocks derived from Late Mesozoic compressional events modified by Early Cenozoic extension. The area is underlain by Mesozoic, meta-sedimentary rocks intruded by Late Cretaceous andesites. All of these units are cut by Tertiary felsic to mafic rocks. The post mineral San Jacinto andesite flow located north of the mine is the youngest bedrock unit dated at 51Ma. The dominant controls on gold mineralization are structural channeling along faults and development of veins by dilation and hydraulic fracturing. Gold precipitation is dependent on a chemically favorable environment but is not strongly influenced by rock composition. Relatively deep seated regional structures appear to have been active at the time of mineralization and have played a vital role in the structural preparation of the host rocks and channeling of the mineralizing fluids. The fluids and their contained metals are believed to have been derived either from a deeper magmatic source rock or from deep metamorphic processes associated with the Laramide Orogeny.

Exploration and Drilling

From 2001 to 2009, Capital Gold (the prior owner of El Chanate), conducted surface mapping, surface sampling, geophysics, diamond drilling and RC drilling on the property. The results of this work delineated anomalous gold mineralization along a NW striking fault zone traceable for 4.5 kilometres on strike and still open at depth. The mineralized zone has been drill tested by 819 holes for a total of 140,224 metres. There are 754 RC holes and 65 core holes. The exploration drilling program has been well planned and carried out in a prudent and careful manner. All drill core and RC chip logging and sampling has been done by trained and professional personnel. A concerted effort has been made to ensure good sample quality and has maintained a careful chain of custody and ensured sample security from the drill rig to the assay laboratory. The drilling programs adequately define the zone of gold mineralization and meet industry standards to support a resource estimation. The deposit remains open in several directions

During 2010, 166 reverse circulation holes totaling approximately 20,507 metres, were drilled. In 2011, 38,510 metres of reverse circulation drilling in 177 holes and 5,154 metres of core drilling in 14 holes were completed.

The 2012 exploration program consisted of 19,606 metres of reverse circulation drilling in 109 holes and 4,967 metres of core drilling in 13 holes. This program identified two new discoveries that are directly on trend of the open pit as well as the extension of the previously identified North West zone located approximately 50 metres northwest of the open pit. The newly discovered Rono zone is approximately 600 metres northwest of the open pit and the Loma Prieta zone is approximately 1.2 kilometres southeast from the ultimate pit boundary.

Sampling, Analysis, Quality Control and Quality Assurance

An analytical quality assurance program has been established for all of the Company’s mineral properties to control and assure the analytical quality of assays in all of the Company’s exploration programs. This program includes the systematic addition of blank samples, duplicate samples and certified standards to each batch of samples sent for analysis to commercial accredited laboratories. Blank samples are used to check for possible contamination in laboratories, duplicate samples quantify overall precision, while certified standards determine the analytical accuracy. The split core samples are sent directly from the project sites to ALS Chemex, an ISO accredited laboratory with facilities in Hermosillo, Mexico (or another internationally certified laboratory) that performs gold and silver analyses at its laboratory in Vancouver, British Columbia,

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For Reverse Circulation drill holes one standard and one blank are included in each batch of 20 samples. For core holes duplicates (1%), blanks (4%) and standards (5%) are inserted into the sample intervals.

Mining Operations

El Chanate is an open pit mining and heap leach processing operation. Ore is hauled, via a mining contractor, by truck from the pits to the processing plant. The recovery of gold from certain gold ores is achieved through the heap leaching process. Under this method, ore is placed on impermeable leach pads where it is treated with dilute alkaline cyanide bearing solution, which dissolves gold and silver contained within the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. The processing is a closed circuit, solution is reused, and the process is designed to be zero discharge. The smaller of the three ADR processing plants was purchased used and refurbished by the Company.. Recent mobile equipment additions and all other equipment and infrastructure at El Chanate were new when procured. Management continuously analyzes production results and considers improvements and modernizations as deemed necessary.

In April 2011, after the acquisition by AuRico Gold, an expansion plan was executed to improve the operation.

For crushing this included changing the crusher liners from fine to medium coarse resulting in lower power consumption, and higher crushing capacity, while the 3/8” crush size obtained an average P80 of 0.24 to 0.29” . The further installation of PLC control for the crushing and conveying system, and cameras to monitor choke feed on the tertiary crushers meant an effective 40% increase in the crushed tonnage.

Belts were sped up by 20% to allow adequate conveying, while a heavy duty conversion of the entire conveying system resulted in an additional 25% productivity improvement and higher reliability. The newly installed PLC offered an automated start and stop capability to the operator which together with a new stacker and its 10 meter lifts greatly reduced the duration of any occurring production interruptions.

New leach pads were added as well as a third ADR plant to accommodate the higher productivity rates while pumped solution volume was augmented to ensure that the incremental tonnage deposited on the leach pads could be leached with identical or better cyanide solution to ore ratios ensuring leach kinetics and recovery.

Apart from the increase in crushed tonnage, a decision was made in May of 2011 to stack run-of-mine (ROM) and stockpiled low grade mineral on designated ROM leach pads accumulating to the end of 2012 to some 5.6 million tonnes.

As area and pumped volume increased, an intermediate pond was added to improve cyanide solution to ore ratios and improving the head grade to the ADR’s.

In order to leach the increased tonnages deposited on the leach pads, the original single 10” water supply piping was replaced with 16” piping and additional water rights procured, thus doubling available water volume and reducing power consumption per m3 by 50%.

All these factors resulted in that with 6.97 million tonnes crushed, 2012 realized an improvement of 22% over 2011, while of the 5.6 million tonnes of ROM and low grade presently on the ROM pads, 3.8 million tonnes were deposited in 2012 alone.

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As was the case in 2012, the focus during 2013 will be the continuous improvement cycle in safety, operational efficiencies and reliability of key processes in all four key areas. mine operation; crushing productivity; ADR performance and leach pad recoveries. In addition, the site will focus on continuous improvement initiatives relating to: ore fragmentation, screening; crushing and conveying reliability and availability, ADR process control, and leach pad irrigation management.

Current Exploration and Development Activities

A 25,000 meters drilling program has been approved for 2013 and will primarily focus drilling on the Chanate fault trend to the northwest (Rono area), southeast (Loma Prieta area), definition drilling, and geochemical sampling on some newly discovered mineralization south of the planned heap leach pads.

Kemess Underground Project

The Kemess Underground Project is a gold and copper project located in northern British Columbia, Canada. Open pit mining activities occurred at Kemess South during the period 1998-2011. Mining activities ceased in 2011, and the Kemess North deposit has been the subject of a Feasibility Study completed in March, 2013.

Property Description and Location

The Kemess property is situated in north-central British Columbia approximately 430 kilometres northwest of Prince George at 57°02' north latitude, 126°47' west longitude on National Topographic Map 94/E2. The Kemess property consists of four mining leases (Numbers 354991, 410732, 410741 and 524240), 57 cell and legacy mineral claims (located under the Mineral Tenure Act (British Columbia and regulations relating thereto) and one surface rights license, collectively covering 32,610 ha (80,580 acres). The Kemess South Mining Lease #354991 is valid until Sept 15, 2027 at which time it may be renewed for another 15 years, while the other three mining leases are valid until 2022 and 2029 and renewable at that time. Collectively these surface and mineral rights are sufficient for conducting all mining operations, processing facilities and ancillary infrastructure at Kemess, as evidenced by the history of continuous operation since 1998.

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The Kemess mine is in compliance in all material respects with applicable provincial and federal environmental requirements. With respect to future site reclamation and closure costs, the Company regularly updates its estimates of future expenditures. The exact nature of environmental control concerns, if any, that may be encountered in the future cannot be predicted with certainty, as current environmental regulations and requirements may change. As at December 31, 2012, an $18.3 million accrued reclamation obligation remained.

Permits

Most of the permits previously in place for the Kemess South operation are still in good standing including road use, power line, explosives, camp related and mill related such as nuclear gauge and boiler permits. Many of these are listed below. Some of the key permits to be obtained include a new mining permit, shown as M206 below, and an amendment to the existing permit to deposit tailings into the exhausted open pit, PE 15335, to allow the construction of a tailings dam to increase the tailings capacity. The mining permit covers the operation of the facility during production as well as the eventual closure and reclamation of the site.

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Table of Current Permits
Permit Number	Description
01-7829.01-99	Finlay Rd
01-7829.08-99	Finlay - Osilinka Rd
01-9147.01-99	Thutade Forest Service Rd
01-SS22414-97	24 Small rd sections, i.e. Nation Dump Rd, Modeste Mainline, Blackpine FSR, Manson Dump Rd) Special Use Permits (SUP) MOF - Issued February 21, 199
80221125	Radio License - issued March 25, 1997
09-12586-99	Radioisotope License
10943	MoTH Road Use Permit (367.3 km to 435.22 km) Road Use Permits (RUP) MOF - Issued December 10, 1996
110454	Conditional Water License Kemess Lake
110851	Conditional Water License (East Kemess Creek, Serrated Creek. & South Kemess Creek.)
AR15157	Refuse and Air Contaminants from the Construction Camp - issued September 9, 1997
BCG07761	Special Waste Consignor Identification Number - issued February 18, 1998 Explosives Storage and Use Permits
Numerous	Boiler operator Certificates
C116035	Conditional Water License Kemess Creek
M206	Approving Work System & Reclamation Program
M96-03	Project Approval Certificate (Issued April 29, 1996)
No. 1168	Magazine storage for avalanche explosives and detonators - issued February 14, 1997
No. 682	The main Magazine storage of explosives and detonators - issued January 21, 1998
OTH00123	Gas Permit - issued October 27, 1998, Renewed Annually
PE 15257	Air Emissions - pending
PE 15335	Tailings Storage Facility & Associated Works, RBC, Mill & Accommodation Site Runoff & Open Pit Water - issued December 8, 1998. (Main Effluent Permit)
PR14928	Refuse to the Ground/Active Waste Rock Dump - issued July 29, 1997
S17447	Mine site Access Roads
S22850	Cheni Mine Road transfer (includes old S13088)
S24513	Power line access roads

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Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Kemess mining and milling complex is located in the mountains of north-central British Columbia at an elevation of 1,350 metres. Personnel access the mine by plane via Prince George (approximately 430 kilometers to the southeast), Smithers, Williams Lake, Kelowna, Kamloops and Vancouver with flight service available from Monday through Thursday. Road access to the mine is from Mackenzie, BC, and this is the means by which supplies and concentrates were hauled to and from the mine. Power at the site is available directly from the BC Hydro grid, the British Columbia power authority, via a 380 km powerline owned by the Company. Adequate water for the mine is available from local surface and ground water.

The climate is generally moderate, although snow can occur during any month. Temperatures range from -35° to 30° and average annual precipitation amounts to 890 mm. The Kemess mine belongs to the following physiographic subdivision of British Columbia, arranged in ascending hierarchy of units: Swannell Ranges, Omineca Mountains, Central Plateau and Mountain Area, Interior System and Canadian Cordillera. Two biogeoclimatic Zones occur in the Kemess mine area, according to biogeoclimatic maps of the Toodoggone River 94E and McConnell Creek 94D map sheets. The mild, cool Spruce-Willow-Birch Zone (SWB mk) occupies the lower elevations between 1,200 metres and 1,500 metres. Most of the mine is within this Zone. The Alpine Tundra parkland (Atp) subZone occupies the higher elevations in the mine area.

History

Pacific Ridge Resources Ltd. staked the area of the Kemess South deposit in 1983. Exploration programs were subsequently carried out by Pacific Ridge Resources Ltd. and Anaconda Canada Ltd. in 1984; St. Philips Resources Inc. in 1988 and the Kemess South Joint Venture between El Condor Resources Ltd. and St. Philips Resources Ltd. from 1990 to 1993. In 1991, Rio Algom Explorations Inc. acquired claims adjoining the west and south sides of the Kemess South Joint Venture claim holdings.

The initial work on the property by Pacific Ridge and Anaconda consisted of a limited diamond drilling program to test a gold-copper-molybdenum soil geochemical anomaly. This drilling identified Porphyry style gold-copper-molybdenum mineralization, but grades were considered too low and the property was dropped. St. Philips carried out IP surveys, geochemical surveys and reverse circulation (“RC”) drilling, which marginally expanded the mineralized area: The Kemess South Joint Venture completed a major delineation diamond drilling program and various ancillary works, including IP and geochemical surveys. In 1992, Rio Algom drilled five holes totaling 1,745 metres to further delineate the deeply buried western extension of the Kemess deposit. In late 1993 the Kemess South Joint Venture acquired the claims held by Rio Algom. By the end of 1993 a total of 26,314 metres of diamond drilling in 156 holes had outlined a substantial gold-copper deposit that was amenable to open pit development.

In 1994 the Kemess South Joint Venture conducted a 9-hole, 1,867 metres in-filling drilling program. In 1996, Royal Oak Mines Inc. (“Royal Oak”) acquired the Kemess property and drilled 22 due diligence holes totaling 3,316 metres. In 1998 Royal Oak commenced Operations from the Kemess ore body. These operations went into receivership in 1999. In 2000 Northgate Exploration bought the property out of receivership and has operated the property since that time.

Geological Setting

Kemess occurs at the southern end of the Toodoggone mining camp, which describes a collection of occurrences and deposits found in Mesozoic volcanic rocks. The area is known for its copper-goldporphyry deposits and low sulphidation epithermal gold-silver vein deposits.

The oldest rocks in the belt are Permian marine and volcanic rocks, which are disconformably overlain by basalt dominated volcanic rocks of the middle Triassic Takla Group, which are in turn unconformably overlain by lower-middle Jurassic Hazelton Group volcanic rocks.

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Intrusive rocks are prevalent in the area and have been categorized as late Triassic Alaskan type ultramafics such as pyroxene diorite, hornblende gabbro, and pyroxenite. Economically more significant are the early Jurassic intrusives of the Black Lake suite, which are granodiorite, hornblende diorite, pyroxene quartz diorite, quartz monzonite, and quartz monzodiorite.

The Mesozoic volcanic assemblages form upright, shallowly dipping to flat-lying sequences crosscut by high angle north to northwest trending faults. Significant dextral strike-slip features bound the eastern margin of the belt.

More local to Kemess North are north-northwest normal block fault structures. Thrust faulting is present in the district and is interpreted as Eocene or younger.

The district represents the results of three superimposed volcanic arc building stages that began in the upper Paleozoic. Marine volcanic and sedimentary successions dominated until the lower-middle Jurassic, when continental, quartz normative volcanism began with the deposition of the Hazelton Group-Toodoggone Formation sequences. The plutonic rocks of the Black Lake suite are coeval with the Toodoggone sequence and are likely co-magmatic. Block faulting has juxtaposed panels of varying depth into the magmatic and volcanic systems.

The Kemess North area is underlain by upper Triassic (Takla Group) andesite/basaltic volcanics and to a lesser extent lower Jurassic (Toodoggone Formation) dacitic fragmental volcanics.

Stocks, dykes, and possible sills of quartz monzonite/quartz diorite composition have intruded the Takla succession and are also lower Jurassic in age. The deposit area is transected by steeply dipping north to northwest trending normal faults. A laterally extensive, shallow dipping to flat lying, highly fractured, and altered broken zone occurs at or close to the surface in the area of the deposit. The figure below shows the district geology, major intrusive masses, and disposition of the district’s deposits.

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620000 mE
630000 mE
6360000 mN
6350000 mN
6340000 mN
Al and Lawyers
Sofia
Griz-Sickle
Baker
Shasta
Pine
Kemess North
Kemess South
Fort Nelson
Toodoggone district
Prince Rupert
Prince George
Vancouver
N
0
5
10
kilometers
SYMBOLS
Kemess North study area
Toodoggone deposits
epithermal
porphyry
fault
normal fault
thrust fault
LITHOLOGIES
UPPER TOODOGGONE FORMATION
BELLE, PILLAR, GRAVES, QUARTZ LAKE MEMBERS
LOWER TOODOGGONE FORMATION
SAUNDERS MEMBER
METSANTAN MEMBER
DUNCAN MEMBER
HAZELTON GROUP
EARLY JURASSIC
BLACK LAKE INTRUSIVE SUITE
MIDDLE TRIASSIC
TAKLA GROUP
MID-PENNSYLVANIAN TO LOWER-PERMIAN
ASITKA GROUP

Exploration

The early exploration work in the area identified a porphyry target, but it wasn’t until deep drilling in 2001 that significant gold and copper grades were located. Since 2001 exploration has been directed at expanding the resource base in what was historically viewed as an open pit project.

Because the target is deep, surface geological mapping and surface geochemical techniques add little value. Likewise, surface and airborne geophysical exploration have contributed little. Since the last work by El Condor in 1992, there were no surface soil or rock sampling or trenching at Kemess North. Surface work has been confined to access road and drill site construction. A regional airborne geophysical program completed in 2003 added to the understanding of the volcanic and intrusive events in the area. The program had little impact on the resource estimate for the Kemess North project.

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The procedures followed in the field and through the interpretation stage of exploration have been professional. From 2001 to the present day, there has been continuity in personnel both in the field, in the laboratories, and with the data interpretation.

Mineralization

Gold-copper mineralization forms an inclined tabular zone that is centred on the East Cirque porphyritic monzodiorite, which from structural contours, strikes east-west and dips 20° to the south. The quartz diorite/quartz monzonite intrusive exhibits an irregular upper contact with various peaks and troughs. The general east west strike and shallow south dip geometry is consistent for over 400 m (10660E to 10180E). Between 10260E and 10160E the tabular morphology disappears and the monzonite occurs as wide dykes (10–100 m) within the Takla volcanics. The change in geometry for the monzonite could be due to the effects of cross faulting that have down dropped the tabular upper contact present in the East Cirque, or the rheologic conditions during intrusion changed going towards the west whereby steep fracture infilling was preferred over stopping.

Alteration and mineralization is associated with and zoned both vertically and laterally from the quartz diorite/quartz monzonite intrusive and its associated dykes intersected at depth beneath the Central and East Cirques.

Drilling

Since May 2000, there have been ten summer drill programs completed in the Kemess North area. Various diamond drilling contractors based out of Smithers, BC completed this work.

At peak activity up to four drill rigs were used on the property, three on skids and one helicopter portable. Three Hy-Tech diamond drills completed the most recent program in 2011, which accounted for 19 drill holes and 6,169 m.

The Kemess underground project (KUG) area is approximately 1,050 m in an east-west direction and 610 m north-south and over 600 m vertical. For the most part, the drill hole spacing is less than 100 m and became quite well covered with the additional 2010 and 2011 holes.

The current KUG resource database contains 146 drill holes for a total of 67,157 m and an average length of 460 m, with the majority in the 200–600 m range. There are a few short holes less than 100 m, while the deepest hole is 1,206 m.

The broken zone, which presents challenging drilling conditions, covers much of the property. Historically, drilling an HQ diameter hole (64 mm core) to act as a casing for NQ (48 mm core), which usually was used to complete the hole, solved the problem. In rare instances reduction to BQ (37 mm core) was necessary to reach target depth. The core recovery is very high with an average of ~70% in the broken zone and approximately 100% in the remainder.

In 2004, a test was conducted to compare assay results from holes with steep angles to holes with shallow angles. At that time, 29 holes were drilled at shallow angles (less than –60º) so that oriented core could be obtained to assist with the geotechnical program. It was found that there is no significant grade variation between the two data sets. Because the shallow angle holes tested various different directions, it appears likely that there is no preferred vein orientation in the deposit that could be missed with steep drilling.

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Sampling Method and Approach

Pre-2001 drilling was not deep enough to test the higher-grade zones under consideration for Kemess Underground. Consequently, drilling since 2001 is the most important exploration activity carried out at Kemess North and forms the basis of the mineral resource. More than 75% of the assays have been completed since 2001.

Samples from the Kemess North project are totally drill core based; there are no trench or grab samples in the database.

A sampling program for the project was developed prior to the 2002 exploration season. The same program was carried forward to the 2003 and 2004 seasons, and continued into the 2010 program. The QA/QC program established in 2002 and continued in subsequent seasons included at site insertion of blind duplicate, blank, and standard samples.

Sample intervals were determined by a staff geologist according to lithology, and ranged from 0.3 to 2.0 m, with the average length of samples being 1.92 m. Because of the low-grade nature of the mineralization and difficulty determining potential ore from non-ore material, the entire drill hole is sampled. Once in a uniform rock type, sample spacing was generally 2.0 m. The maximum 2.0 m sample length was seleceted so that more detail could be gained concerning the local variability of grade. As well, the 2.0 m core length provides a representative sample weight for NQ core. For HQ core, a maximum sample length of 1.5 m was applied.

Drill core was logged by a small team of geologists and split using a rock saw or hydraulic splitter. Samples were collected by staff technicians and then passed through a primary crusher. During the 2002 program, a portable sample preparation lab was leased from ALS Minerals, foremely ALS Chemex (ALS). For the 2003 program, a sample-bucking facility was built near the camp area and run under supervision of Kemess’ Chief Assayer during the subsequent programs.

Sample Preparation, Analyses and Security

Core samples were dried, and then crushed to 80% passing 10 mesh at the mine site. Each sample was riffled twice with one split being retained at the mine, and a 250 g sample sent by air and courier to ALS analytical laboratory in North Vancouver. The remainder of the sample was discarded. In 2008 a pulverizer was added to the preparation process at Kemess and pulps were submitted for analysis for both 2008 and 2010 programs.

At ALS, the –10 mesh samples (pre-2008) were pulverized to 85% passing 75 µm (PUL-22) prior to assay. Both Kemess and ALS prepared pulps were assayed for a suite of 35 elements including iron using an aqua regia digestion and inductively coupled plasma atomic emission spectroscopy (ICP-AES; ME-ICP61, ME-ICP41) on a one gram sub-sample. Copper analysis was completed by atomic absorption spectrometry (AA), following a triple acid digestion. Gold analysis was completed by standard one assay ton fire assay with AA finish.

In total, excluding quality control samples, 32,506 samples comprise the entire Kemess underground database. Since 2000, 28,498 samples have been submitted to ALS for copper and gold analyses which represent more than 87% of all the analyses. Since 2003, silver has been analysed for by multi-element ICP package provided by ALS. There are 16,016 silver assays in the Kemess underground database.

The remaining 12% of the assay work was carried out by various labs for the earlier exploration companies including Kennco, Getty, Shell Oil, and El Condor. Historical records of the sampling, analysis, and security of this earlier work are not available. Most of this work is for shallow drilling and is not particularly relevant to the Kemess underground project.

ALS Minerals laboratories are accredited ISO 9001-2008 by QMI and the North Vancouver Laboratory is accredited ISO 17025-2005 by the Standards Council of Canada for a number of specific test procedures, including the method used to assay samples submitted by AuRico. ALS also participate in a number of international proficiency tests, such as those managed by CANMET and Geostats.

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The portion of sample retained at the mine site was kept in a plastic bag with a sample tag and stored in a plastic pail. The portion of the sample sent to the laboratory was placed in a plastic bag with a sample tag, shipped in a plastic pail with two security tags and the pail top was sealed and taped. A submission sheet was sent along with each pail of samples that included the name of the sample preparation person, the date, the sample numbers, the number of samples, and the numbers of the security tags.

There is a core storage site near Kemess Lake that serves to archive all the drilling on the project. The remaining half cores are still in core boxes and are available for geology reviews as well as check assays. In addition all coarse rejects are stored at the same site in plastic pails while pulps are stored in sea containers near the exploration office above camp.

Work completed by Kemess employees included core logging, sample layout, sample splitting, and preliminary sample preparation. A professional geologist oversaw all of the work from core logging to sample splitting, while the Chief Assayer at the mine oversaw the preliminary sample preparation and shipping.

Quality Control and Quality Assurance

Blank samples, material with very low concentrations of copper and gold, were used to test for contamination of samples. Rocklabs Certified Reference Material was used as quality control standard samples to monitor accuracy. Duplicate samples were used to monitor and measure preparation and analytical precision. In total, 1,536 samples were submitted for quality control purposes as blind blanks, standards, or duplicates. This represents approximately one in every 26 samples, or 3.9% of the samples collected 2002 through 2011 from all areas of exploration drilling on the Kemess property. Quality control information was recorded by geologists, core samplers, and sample preparation staff. This triple-redundancy data capture was used to identify and eliminate data entry errors.

Evaluation of gold and copper analyses of quality control blanks, of barren looking Hazelton rocks, indicates that no significant or systematic contamination or laboratory error occurred during the course of the 2002–2011 programs.

Data Verification

In late June 2011, the Northgate Exploration Group completed a 5% audit of the Kemess underground resource database to verify that analytical results have been entered correctly into the drill hole database used to prepare the February 2011 mineral resource estimate. The audit process and results identified no material issues.

Mine Development and Mine Plan

There is currently no mine development on site. The 2013 Feasibility Study undertaken by SRK Consulting (Canada) Inc., determined positive economics for a 9.0 million tonne per annum block cave underground mine. A Technical Report in compliance with National Instrument 43-101 has been filed on SEDAR.

Highlights of the feasibility study, which employs base case commodity price assumptions of $1,300 per ounce for gold, $3.00 per pound for copper and $23 per ounce for silver and an exchange rate of US$/CDN$1.00, are as follows:

  Average annual production of 105,000 ounces of gold and 44 million pounds of copper at a net cash cost of $213 per ounce of gold, net of by-product credits
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  A total of 1.3 million ounces of gold and 563 million pounds of copper production over an approximate 12-year mine-life.
  Pre-commercial production capital cost of $452 million, and an approximate five year construction and ramp-up period.
  Sustaining capital costs of $181 million during the life of the mine, including $35 million in closure costs.
  Pre-tax operating cash flow of $1.1 billion.
  After-tax net present value (“NPV”) of $134 million based on a 5% discount rate.
  After-tax internal rate of return (“IRR”) of approximately 10% with a 3.5-year payback on the initial capital cost from the start of commercial production.
  The envisaged Kemess Underground block cave operation would leverage the existing infrastructure and mill facilities at the Kemess South mine, including a permitted area for tailings storage in the Kemess South open pit.

The Company intends to pursue strategies at Kemess that enhance intrinsic value, such as permitting and additional exploration outside existing reserves, to further develop the optionality of this asset.

Mining Operations

There are currently no mining operations at site, and on site activities are restricted to care and maintenance until a time at which a decision is made to proceed with the development and production of the Kemess underground mine.

Current Exploration and Development

Exploration planned for 2013 includes a $5.0 million, 18,000 metre, drillin program to further explore and define the Kemess East underground target directly adjacent to the deposit defined in the Kemess Underground Feasibility Study. No mine development activities are planned for 2013.

Other Mineral Properties

Orion Project

The Orion project is a joint venture between AuRico and Minera Frisco that was formed in 2012 when AuRico sold the Ocampo mine to Minera Frisco. Prior to this transaction, the property was held on a 100% basis by AuRico, which had acquired it through the acquisition of Capital Gold.

The project is located in the Motaje mining district in the Municipality of Acaponeta, Nayarit, Mexico at 22°25’ north latitude; 105°16’ west longitude. Geologically, it lies in the prolific Sierra Madre Occidental (SMO), which hosts numerous multi-million ounce gold-silver deposits. With a total area in excess of 110,000 hectares the Project is one of the larger contiguous concessions in the Sierra Madre.

Orion is well situated having excellent infrastructure including a railroad, major power transmission line and the Pan American Highway crossing through the property. The topography is characterized by moderate relief with a series of northwest trending ridges the elevation of which vary between 100 metres above sea level and 300 metres above sea level. The general climate in the region is warm and sub-humid with a distinct rainy season between June and September, which commonly extends through October. Exploration work can be carried out year round.

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The area has a documented history of exploration and small scale mining that can be traced back to the early 1800’s. Work by Nayarit Gold de Mexico (a subsidiary of AuRico) defined a gold and silver mineral resource estimate that is documented in a NI 43-101 Preliminary Economic Assessment dated February 1, 2010 and available on SEDAR. Resources estimated from that report are included in AuRico’s Mineral Reserve and Mineral Resource table under the Mineral Properties section of the AIF.

The mineralized system is a low sulfidation epithermal vein system that is partially exposed along east-west fracture systems. Mineralized veins form two discrete mineralized corridors separated by about two km. The southern mineralized corridor includes the Animas/Del Norte veins and the Pantaleona, San Francisco and La Estrella veins, which generally dip to the north. The La Estrella structure is a northwest striking splay off the Del Norte vein. The northern corridor includes the El Rey, La Escondida, El Carmen, Bonanza 1 veins, which generally dip to the south and includes the previously producing Bonanza mine, which is in a mining concession internal to the Company’s land package.

The proposed exploration program for 2013 will test the two discrete mineralized corridors at greater depth and across a greater strike length than previously tested.

Grassroots Exploration and Corporate Development

In addition to its operating mines and advanced exploration projects described above, grassroots exploration is an important part of the Company’s growth strategy. As part of its development strategy, the Company will consider staking or acquiring additional mining claims and properties, where such transactions are economically and strategically justified. From time to time, the Company also enters into confidentiality agreements with mining companies or individual prospectors to assess potential business relationships.

DIVIDENDS

To date, the Company has not paid any dividends on its common shares. On February 21, 2013, the Company announced an inaugural dividend policy, whereby the Company will pay a dividend of $0.16 per share in 2013 (payable quarterly). Subsequent to 2013, the Company’s dividend will be linked to operating cash flow, whereby the Company intends to pay out 20% of the operating cash flow generated in the preceding quarter.

The payment of any dividends will be reviewed periodically by the Company’s directors of the Company and will depend upon, among other things, conditions then existing, including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

DESCRIPTION OF CAPITAL STRUCTURE

Set forth below is a description of the Company’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the articles of amalgamation and by-laws of the Company and the relevant provisions of the OBCA.

The Company’s authorized capital consists of an unlimited number of common shares without nominal or par value. A total of is 246,774,879 common shares are issued and outstanding (258,607,628 common shares on a fully diluted basis) as at the date of this AIF.

Each common share ranks equally with all other common shares with respect to dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of common shares are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the directors of the Company of the Company out of funds legally available therefore and to receive pro rata the remaining property of the Company on dissolution. Common shares do not provide holders pre-emptive or conversion rights. The rights attaching to the common shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

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The Company also has stock options, warrants and convertible senior notes outstanding. See the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2012 for additional information regarding the Company’s convertible securities.

On August 19, 2010, the Company implemented a shareholder rights plan to provide the Board of Directors with more time to consider alternatives in the event of a takeover bid for the common shares of AuRico. A copy of the rights plan is available under the Company’s profile on SEDAR at www.sedar.com. Once put in place, Canadian securities law requires that the rights plan be reconfirmed by shareholders every 3 years in order to continue.

MARKET FOR SECURITIES

The common shares of the Company have been listed and posted for trading on the Toronto Stock Exchange (the “TSX”) since February 18, 2000. The common shares trade under the trading symbol “AUQ”. The common shares of the Company have been listed and posted for trading on the New York Stock Exchange (the “NYSE”) since October 13, 2008. The common shares trade under the trading symbol “AUQ”. The following table sets forth the high and low trading prices and trading volume of the common shares as reported by the TSX and NYSE for the periods indicated:

	TSX			NYSE
	High	Low	Volume	High	Low	Volume
	Price	Price		Price	Price
	(C$)	(C$)		(US$)	(US$)

March, 2013	7.03	6.17	18,478,774	6.86	6.02	62,849,359
February, 2013	7.28	6.32	15,457,429	7.27	6.21	61,456,396
January, 2013	8.27	6.96	41,826,700	8.35	6.92	83,206,383
December, 2012	8.29	7.22	15,098,560	8.40	7.28	49,347,619
November, 2012	8.49	7.46	17,731,404	8.46	7.46	55,469,846
October, 2012	8.34	6.26	30,631,271	8.35	6.42	84,028,848
September, 2012	7.24	5.49	31,273,115	7.46	5.54	74,277,893
August, 2012	7.09	6.18	17,141,549	7.14	6.24	46,628,275
July, 2012	8.69	6.22	20,963,370	8.56	6.13	58,629,203
June, 2012	8.84	8.03	19,173,412	8.61	7.75	53,662,046
May, 2012	9.19	6.86	19,636,017	9.29	6.80	59,375,185
April, 2012	9.08	7.95	18,441,409	9.17	8.08	48,933,252
March, 2012	9.98	8.58	21,392,528	10.12	8.69	51,446,281
February, 2012	10.06	8.76	22,545,752	10.12	8.75	39,163,274
January, 2012	9.56	8.52	22,702,917	9.58	8.39	37,416,258

Prior Sales

The only unlisted securities of the Company that were issued in 2012 were options to purchase common shares in the Company. The number of options, issue dates and exercise price were as follows:

Date of Grant	Exercise Price per	Number of
	Security (CAD$)	Options
February 29, 2012	$9.63	246,268
March 23, 2012	$8.68	175,000
March 26, 2012	$8.72	30,000
April 4, 2012	$8.96	30,000
April 16, 2012	$8.69	30,000
May 1, 2012	$8.61	25,000
May 30, 2012	$7.97	10,000

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Date of Grant	Exercise Price per	Number of
	Security (CAD$)	Options
July 3, 2012	$8.15	270,000
July 30, 2012	$6.55	200,000
August 14, 2012	$6.71	100,000
September 4, 2012	$6.71	415,000
October 11, 2012	$7.10	50,000
November 15, 2012	$8.21	40,000
November 30, 2012	$7.96	30,000
December 19, 2012	$8.10	1,405,000

RISK FACTORS

You should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this AIF. These risks and uncertainties are not the only ones faced by the Company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of these events actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed. Before deciding to invest in securities of the Company, investors should consider carefully risks and uncertainties.

Uncertainty of Production Estimates

Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated.

The Company prepares estimates of future production for its operating mines. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics, of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

The Company’s actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of orebodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

Cost Estimates

The Company prepares estimates of operating costs and/or capital costs for each operation and project. No assurance can be given that such estimates will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact on AuRico's future cash flows, profitability, results of operations and financial condition.

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AuRico’s actual costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, cost of commodities, general inflationary pressures and currency exchange rates.

Metal Price Volatility

Changes in the market price of gold and, to a lesser extent, silver and copper, which in the past have fluctuated widely, may affect the profitability of the Company’s operations and financial condition.

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold and other metals that may be produced from the Company’s properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

  expectations with respect to the rate of inflation;
  the relative strength of the US dollar and certain other currencies;
  interest rates;
  global or regional political or economic conditions;
  supply and demand for jewellery and industrial products containing metals;
  costs of substitutes;
  changes in global or regional investment or consumption patterns;
  inventory carrying costs;
  increased production due to new mine developments and improved mining and production methods;
  metal stock levels maintained by producers and others; and
  sales by central banks and other holders, speculators and producers of gold and silver and other metals in response to any of the above factors.

There can be no assurance that the market price of gold and other metals will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company’s existing mines and projects as well as the Company’s ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company’s financial condition and results of operations. A decline in the market prices of gold, silver or copper may also require the Company to write-down its mineral reserves which would have a material and adverse effect on its earnings and profitability. Further, if revenue from gold bullion sales decline, the Company may experience liquidity difficulties.

Foreign Exchange Rates

The Company’s operating results and cash flow are significantly affected by changes in the US/Canadian dollar and US/Mexican peso exchange rates. The Company’s revenues are denominated in US dollars while most of the Company's expenses are currently denominated in Canadian dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on most of the Company’s costs. The appreciation of non-U.S. dollar currencies against the US dollar can increase the costs of production at AuRico's mines, making these mines less profitable.

Gold and other metals are sold throughout the world principally in US dollars. Any significant and sustained appreciation of the Mexican peso and/or Canadian dollar against the US dollar, or of the US dollar against the Mexican peso and/or Canadian dollar, may materially increase the Company’s costs and reduce revenues on its operations. From time to time, the Company may use derivative products to mitigate a portion of this foreign exchange exposure.

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Replacement of Depleted Reserves

AuRico must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. AuRico's exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions. The mineral base of AuRico may decline if reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.

Mineral Reserves and Mineral Resources Estimates

The Company’s mineral reserve and mineral resource estimates are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from mineral resources or mineral reserves will in fact be realized. There can also be no assurance that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited. Additionally, no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.

Estimates of mineral resources and mineral reserves can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ dramatically from that indicated by results of drilling, sampling and other similar examinations. Short term factors relating to mineral resources and mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in mineral resources and mineral reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Mineral resources and mineral reserves are reported as general indicators of mine life. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, mineral reserves and grades must be considered as estimates only. In addition, the quantity of mineral resources and mineral reserves may vary depending on mineral prices. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material change in mineral resources and mineral reserves, grades or stripping ratios may affect the economic viability of the Company’s projects.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because AuRico prepares this AIF in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by NI 43-101. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of mineral resources constitute or will be converted into reserves.

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Foreign Operations

The Company’s foreign property interests and operations are subject to the political risks and uncertainties associated with investment in a foreign country.

Some of the Company's property interests are located in Mexico and are subject to Mexican federal and state laws and regulations. As a result, the Company’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Company believes the current governments of Mexico and of the State of Sonora (where El Chanate is located) are favourably inclined towards foreign investment and mining generally, however, investors should assess the political risks of investing in a foreign country. Any significant changes to the current regulatory, economic and political climate could adversely impact the affairs of the Company.

The risks of conducting business in a foreign country may include, among others, labour disputes, invalidation of governmental orders and permits, uncertain political and economic environments, sovereign risk, civil disturbances, terrorist actions, war, arbitrary changes in laws or policies, the failure of foreign parties to honour contractual relations, corruption, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic uncertainty or inadequate infrastructure, difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions, changes to royalty and tax regimes, difficulty complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, difficulty obtaining key equipment and components for equipment and increased financing costs. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by a foreign court system. These risks may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual or property rights. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

Dependence on Two Mines

The El Chanate and the Young-Davidson mines are expected to account for all of the Company’s commercial production in 2013 and are expected to continue to account for all of the Company’s commercial production for the foreseeable future. Any adverse condition affecting mining or milling conditions at El Chanate or Young-Davidson could have a material adverse effect on the Company’s financial performance and results of operations. Unless a new mine is developed or acquired, the Company is expected to be dependent on El Chanate and Young-Davidson for all of its gold.

Property Rights, Permits and Licensing

The Company’s business activities, including mining operations, exploration, development and expansions, require numerous permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access or use certain of its properties. There can be no assurance that all required licenses, permits or property rights which the Company requires for its business activities and mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits, property rights or extensions thereto, challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful, changes to the terms of such licenses, permits or property rights, or a failure to comply with the terms of any such licenses, permits or property rights that the Company has obtained, could have a material adverse impact on the Company.

In order for the Company to carry out its mining activities, the Company's exploitation licences must be kept current. There is no guarantee that the Company's exploitation licences will be extended or that new exploitation licences will be granted. In addition, such exploitation licences could be changed and there can be no assurances that any application to renew any existing licences will be approved. The Company will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions.

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Uncertainties of Title

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

Uncertainty relating to Exploration and Development Projects

Exploration and development projects are uncertain and consequently capital cost estimates as well as projected operating costs and economic returns may differ significantly from those estimated for a project. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in tonnage, grade or continuity to return a profit from production.

Development projects are subject to, among other things, the completion of positive economic analyses and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. Development projects typically require several of years and significant expenditures during the development phase before production is possible. The economic feasibility of development projects is based on many factors such as:

  Estimation of mineral reserves;
  Anticipated metallurgical recoveries;
  Environmental considerations and permitting;
  Future commodity prices; and
  Anticipated capital and operating costs.

Capital and operating cost estimates are, to a large extent, based upon feasibility studies, which derive estimates from anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, expected recovery rates of metals from the ore, estimated operating costs and other factors. As a result, it is possible that actual costs and returns will differ significantly from those initially estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of a project:

  Unanticipated changes in grade and tonnage of ore to be mined and processed;
  Unanticipated adverse geotechnical conditions;
  Incorrect data on which engineering assumptions are made;
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  Costs of constructing and operating a mine;
  Availability and costs of processing facilities;
  Availability of economic sources of power;
  Adequacy of water supply;
  Adequate infrastructure;
  Government regulations;
  Title claims, including aboriginal land claims;
  Fluctuations in prices of precious metals; and
  Accidents, labour actions and force majeure events.

Anticipated capital and operating costs, production and economic returns, and other estimates contained in technical and economic analyses may differ significantly from the Company’s actual capital and operating costs, production and economic returns and such other estimates. Delays to construction schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable feasibility studies.

The costs, timing and complexities of mine construction, development and expansion are magnified by the remote location of some properties. It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine. In addition, delays in the commencement or expansion of mineral production often occur and once commenced or expanded, production may not meet expectations or estimates set forth in feasibility or other studies. Accordingly, there are no assurances that the Company will successfully develop and expand mining operations or profitably produce precious metals at its properties.

With respect to the Kemess Underground Project, the Company believes that the assumptions and methodologies used in formulating the mine and processing plans for the Kemess Underground project and the estimated costs and timing related thereto, as outlined in the Kemess Underground Project Technical Report, are reasonable and that the Kemess Underground project can generally be developed within the parameters, and will achieve the results, set out in the Technical Report. However, there may be circumstances beyond the Company’s control that may require the Company to alter the development plan and methodologies envisaged and there can be no assurance that the anticipated costs or the results set out therein will be achieved.

Aboriginal Title

Governments in many jurisdictions must consult with Aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Aboriginal people may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles in these jurisdictions, including in some parts of Canada, in which Aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen Aboriginal title claims also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Regulatory

Regulatory requirements significantly affect the Company’s mining operations and may have a material adverse impact on its future cash flow, results of operations and financial condition.

Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration, development and production. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing mines and other facilities in compliance with such laws and regulations are significant.

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Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those claiming loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for alleged violations of applicable laws or regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on the Company’s future cash flow, results of operations and financial condition. In addition, changes in accounting rules or the interpretation of such rules may adversely impact on the presentation of Company’s financial performance.

Environmental Laws and Regulations

The Company’s activities are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

The Company’s exploration and production activities in Canada and Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address noise, emissions, water discharges, waste management, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines, penalties and potential for facilities to be shut-down for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Land Reclamation Requirements

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Reclamation obligations include requirements to:

  Control dispersion of potentially deleterious effluents; and
  Reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations arising from exploration and potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

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Capital Investment

The Company may require significant external financing to continue its exploration and development activities on its mineral properties.

The ability of the Company to continue the exploration and development of its property interests will be dependent upon its ability to increase revenues from its existing production and planned expansions, and potentially raise significant additional financing thereafter. The sources of external financing that the Company may use for these purposes may include project debt, corporate debt or equity offerings. There is no assurance that the financing alternative chosen by the Company will be available to the Company, on favourable terms or at all. Depending on the alternative chosen, the Company may have less control over the management of its projects. There is no assurance that the Company will successfully increase revenues from existing and expanded production. Should the Company not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its mineral concessions and carry out its development plan, and its property interests may be adversely affected or lost entirely.

Dependence on Key Personnel

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is currently intense. In order to attract and retain its key personnel, the Company has sought to provide its personnel with challenging work and a variety of opportunities for advancement through growth and expansion of the Company's business, and through equity participation.

In addition, the Company anticipates that, as it expands its existing production and brings additional properties into production, and as the Company acquires additional mineral rights, the Company may experience significant growth in its operations. This growth may create new positions and responsibilities for management personnel and to increase demands on its operating and financial systems, as well as to require the hiring of a significant number of additional operations personnel. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth and hire enough additional operations personnel. The failure to attract and retain such qualified personnel to manage growth effectively, particularly those situated in the regions in which the Company operates, could have a material adverse effect on the Company’s business, financial condition or results of operations. In some case

Labour and Employment Matters

Exploration, development and production at the Company’s mining operations are dependent upon the efforts of the Company’s employees and the Company’s relations with the employees and labour unions that represent employees.

Relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by Mexican or Canadian governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

Share Price Volatility

The trading price of the Company’s common shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors, including:

  The price of gold and other metals;
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  The Company’s operating performance and the performance of competitors and other similar companies;
  The public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;
  Changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector;
  Changes in general economic conditions;
  The number of the Company’s common shares to be publicly traded after an offering;
  The arrival or departure of key personnel; and
  Acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Increased Competition and Costs

Competition in the mining industry is intense and could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration in the future. The international mining industry is highly competitive. The Company's ability to acquire properties and add mineral reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with companies that have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Increased competition could also adversely affect the Company’s ability to attract necessary capital funding in the future.

Strong gold and other metal prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services and equipment. Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely or cost-effective manner due to inadequate availability or unreasonable costs. Potential scheduling difficulties and additional costs may also arise due to the need to coordinate the availability of services and/or equipment. If any of the foregoing were to occur, it could materially increase project exploration, development or construction costs, result in project delays or both.

Conflicts of Interest

Certain of the Company’s directors and officers serve as directors or officers of other public companies and as such it is possible that a conflict may arise between their duties as a directors or officers of the Company and their duties as a directors or officers of these other companies. Any decision made by any of such directors and officers involving the Company is required to be made in accordance with their legal duties and obligations. Each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with applicable laws.

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Mining Risks and Insurance

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business.

Mining involves various types of risks and hazards, including, but not limited to:

  Environmental hazards;
  Industrial accidents;
  Metallurgical and other processing problems;
  Unusual or unexpected rock formations;
  Structural cave-ins or slides;
  Seismic activity;
  Flooding;
  Fires;
  Periodic interruptions due to inclement or hazardous weather conditions;
  Variations in grade, deposit size, density and other geological problems;
  Mechanical equipment performance problems;
  Unavailability of materials and equipment including fuel;
  Labour force disruptions;
  Unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum; and
  Unanticipated transportation costs.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.

Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse effect on the financial position of the Company.

Dilution

In order to finance future operations, the Company may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into shares. The Company cannot predict the potential need or size of future issuances of common shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that this would have on the market price of the Company’s common shares. Any transaction involving the issuance of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective security holders.

Absence of Hedging

Because the Company does not currently intend to use forward sales arrangements to protect against low commodity prices, the Company’s operating results are exposed to the impact of any significant drop in commodity prices.

The Company does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, the Company’s future operations are exposed to the impact of any significant decrease in commodity prices. If such prices decrease significantly at a time when the Company is producing, the Company would realize reduced revenues. While it is currently not the Company’s intention to enter into forward sales arrangements, the Company is not restricted from entering into forward sales arrangements at a future date.

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Legal

The Company is subject to various existing and potential legal claims and complaints, including unexpected environmental remediation costs, arising out of the normal course of business. While the Company believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment, or any amount it might be required to pay, will not have a material adverse effect on the Company’s financial condition, there is a risk that if such decisions are determined adversely to the Company, they could have a material adverse effect on the Company’s financial performance, cash flow and results of operations. See “Legal Proceedings”, below.

Failures in Internal Control Procedures

The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). The Company documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.

The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX and equivalent Canadian legislation.

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CORPORATE GOVERNANCE

Directors

Each of our directors holds office until our next annual meeting of shareholders or until a successor is appointed. The following are the directors of the Company as at April 1, 2013:

COLIN K. BENNER
British Columbia, Canada
Director and Chairman since 2010, and Executive Chairman since 2012

Member of:
●  Sustainability Committee

Mr. Colin K. Benner, P.Eng, ICD-DP, is an experienced mining executive with more than 40 years in the mining industry in senior management and executive roles in Canada and internationally. He was most recently Interim CEO of HudBay Minerals Inc, Executive Chairman of PBS Coals Limited, Vice Chairman and CEO of Skye Resources and previously Vice Chairman and CEO of Lundin Mining Corporation as well as EuroZinc Mining Corporation. Mr. Benner also currently serves on several other boards in the mining industry. He is a member of the Association of Professional Engineers of Ontario, the Canadian Society of Professional Engineers as well as a member of the Association of Professional Engineers and Geoscientists of British Columbia, the Association of Professional Engineers and Geoscientists of Nunavut, the Society of Mining Engineers of the AIME and the Canadian Institute of Mining. Mr. Benner is also a Registered ICD-DP.

LUIS M. CHAVEZ
Hermosillo, Mexico
Director since 2007

Dr. Luis Chavez is the Senior Vice President, Mexico and a corporate Director. Prior to this, he served as the Company’s Director, Mexican Operations for over five years. Dr. Chavez has considerable experience in all mining related areas; he holds a Master of Science degree in Mineral Economics (1978) from Penn State University, and a PhD degree in Energy and Mineral Economics (1982) from the University of Arizona. He has a Business Administration Degree (1989) from the Pan-American Business Institute in Monterrey, Mexico. Dr. Chavez has attended and lectured several short courses and seminars, in topics related to the mining industry. Dr. Chavez served as General Director of the Mexican Geological Survey (1994-2000) and is the author of the National Mapping Program and the creator of the largest geology and mining data bank currently in use by mining companies doing business in Mexico. In 2001, he was invited by the Governor of Coahuila State to become Energy and Mines Director with the objective of developing rational and sustainable development policies and strategies to maximize energy and mineral resources value. From 2002 to 2006, he was Secretary General for the Mexican Mining Directors and was also President of the Mexican Institute for Environmental Management.

RICHARD M. COLTERJOHN
Ontario, Canada
Director (Independent) since 2010

Member of:
●  Audit Committee
●  Nominating and Corporate Governance Committee

Mr. Richard Colterjohn, B. Comm., MBA, has been a Managing Partner of Glencoban Capital Management Inc., a merchant banking firm, since 2002. He has over 20 years of involvement in the mining sector, as an investment banker, director and operator. Prior to co-founding Glencoban Capital, he served as a Managing Director at UBS Bunting Warburg from 1992 to 2002, where he was Head of Mining Sector investment banking activities in Canada. In 2004, he founded Centenario Copper Corporation and served as the President and CEO and a director, until the sale of the company in 2009. Mr. Colterjohn has served on the boards of 6 additional publicly traded mining companies, including: Canico Resource Corp (2003-2005); Cumberland Resources Ltd. (2003-2007); Viceroy Exploration Ltd. (2004-2006); Explorator Resources Ltd. (2009-2011); MAG Silver Corp. (2007–ongoing) and Roxgold Inc. (2012-ongoing).

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MARK DANIEL
Ontario, Canada
Director (Independent) since 2011

Member of:
●  Nominating and Corporate Governance Committee
●  Compensation Committee

Mr. Mark Daniel is a corporate director. Mr. Daniel worked with the Bank of Canada and a number of other federal agencies prior to joining the Conference Board of Canada in 1979. During his 15-year career with the Conference Board, he benchmarked leadership and management practices in some of the most successful companies in North America, Europe and Japan. Mr. Daniel joined Vale Inco (formerly CVRD Inco) in 1996, retiring as Vice President, Human Resources in 2007. Since that time, he has consulted with organizations on performance improvement, executive development, succession planning and organization design. Mr. Daniel holds a PhD in economics from the University of Minnesota.

PATRICK D. DOWNEY
Ontario, Canada
Director (Independent) since 2011

Member of:
●  Audit Committee
●  Nominating and Corporate Governance Committee

Mr. Patrick Downey, CPA CA, ICD.D, is a corporate director who has been involved the copper and gold mining industry throughout most of his most of his 35 year career. Mr Downey has been an executive and director of a number of public resource companies and was the Chief Financial Officer of Northgate Minerals Corp. for four years and retired as President and CEO in 1994. He is an Institute of Corporate Directors certified director and a member of the Ontario Chapter of the Canadian Institute of Chartered Accountants. He holds an Hons. B. Comm. degree from Laurentian University.

ALAN R. EDWARDS
Colorado, USA
Director (Independent) since 2010

Member of:
●  Compensation Committee
●  Sustainability Committee

Mr. Alan Edwards is a mining professional with over 30 years of diverse mining industry experience. Mr. Edwards has a Bachelor of Science Degree in Mining Engineering and an MBA (Finance), both from the University of Arizona. He initially worked for Phelps Dodge Corporation for 15 years where he held positions of increasing responsibility, including General Manager of Operations, Chino Mines Company. Mr. Edwards is currently the CEO of Oracle Mining Corporation. From December 2009 to June 2011, Mr. Edwards held the position of President, Chief Executive Officer of Copper One Inc., and from December 2009 to February 2013, he was also a director. From 2007 to 2009, Mr. Edwards held the position of President, Chief Executive Officer and Director of Frontera Copper Corporation. From 2004 to 2007, Mr. Edwards held the position of Executive Vice President and Chief Operating Officer at Apex Silver Mines Corporation where he was responsible for the engineering, construction and commissioning of the San Cristobal project in Bolivia. From 1996 to 2000, Mr. Edwards worked for Cyprus Amax Minerals Company where he rose to the position of President/General Manager of Sociedad Minera Cerro Verde S.A. in Peru. Prior to joining Apex Silver Mines, he held senior operating positions with P.T. Freeport Indonesia and Kinross Gold Corporation.

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SCOTT G. PERRY
Ontario, Canada
Director since 2012

Mr. Scott Perry is the President and Chief Executive Officer of the Company. Prior to this, he served as AuRico’s Executive Vice President and Chief Financial Officer for over four years. Prior to joining AuRico, he was the Chief Financial Officer (seconded from Barrick Gold Corporation) for Highland Gold Mining Ltd., where he managed the company’s financial reporting and compliance commitments, as well as the execution of its short and long-term financial and operational strategies. Mr. Perry also led Highland Gold’s business and corporate development initiatives. Before being seconded to Highland Gold, Scott held increasingly senior financial roles with Barrick in Australia, the United States, and in Russia, Central Asia where he was instrumental in establishing Barrick’s presence in Russia and assembling a strong financial team. Mr. Perry holds a Bachelor of Commerce degree from Curtin University, a post-graduate diploma in applied finance and investment as well as a CPA designation.

RONALD SMITH
Nova Scotia, Canada
Director (Independent) since 2009 and Lead Director since 2012

Member of:
●  Audit Committee
●  Compensation Committee

Mr. Ronald Smith, FCA, ICD.D, is a corporate director with an extensive background in the financial, telecommunications and energy sectors. A former Chief Financial Officer with Aliant Telecom Incorporated and its predecessor, Maritime Telephone & Telegraph Limited, he later served as Senior Vice President and Chief Financial Officer of Emera Incorporated and its major subsidiary, Nova Scotia Power Incorporated. Mr. Smith serves on the Board of Governors of Acadia University, where he is a past Chair, and on the national board of The Arthritis Society, where he is Treasurer. He is the Board Chair of Public Service Superannuation Plan Trustee Inc. which oversees the public service pension plan in Nova Scotia and also serves as an advisor to the board of Nova Scotia Health Employees’ Pension Plan which oversees the pension plan of both public and private health care providers in that province. Mr. Smith has previously served on the Canada Pension Plan Investment Board and the Accounting Standards Oversight Council. He is a former National President of the Canadian Association for Community Living and a former Chair of the Atlantic Provinces Economic Council.

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JOSEPH G. SPITERI
Ontario, Canada
Director (Independent) since 2012

Member of:
●  Sustainability Committee

Mr. Joseph Spiteri is Principal of a private mining consultancy firm and previously served as a Director of AuRico from May 2010 to October 2011. He has 35 years of experience in advanced-stage exploration, feasibility, construction, operations and acquisitions. Prior to becoming a consultant, Joe held senior management or executive positions with Dome Mines Group, Placer Dome Incorporated, Northgate Explorations Limited, Lac Minerals Limited and Campbell Resources Incorporated. Mr. Spiteri obtained his Bachelor of Science Degree from the University of Toronto in 1976. Between 1982 and 1984, Mr. Spiteri completed graduate level business courses, on a part-time and correspondence basis from Laurentian University and Dalhousie University. He is a member of The Canadian Institute of Mining and The Association of Professional Geoscientists of Ontario.

Officers

In addition to Scott G. Perry and Luis M. Chavez, as set out above, the following are the officers of the Company as at April 1, 2013:

CHRIS BOSTWICK
Ontario, Canada
Senior Vice President, Technical Services since 2009

Mr. Chris Bostwick is AuRico's Senior Vice President, Technical Services. He brings over 25 years of experience in the global mining industry, 19 of which were spent with Barrick Gold Corporation in various roles. Mr. Bostwick has extensive experience in operations, engineering, maintenance, strategic planning, and project evaluation and development gained in North and South America, Africa, and Russia. Prior to joining AuRico, Chris had been seconded from Barrick to Highland Gold Mining Ltd, where he led the Capital Projects and Technical Services groups for Highland's three development projects and one operating mine in Russia. Prior to that, he served as Barrick's Director of Evaluations and Capital Projects, working in the corporate development and technical services groups on mergers, acquisitions, and feasibility studies. Chris also spent nine years at Barrick's flagship Goldstrike operation in Nevada. Chris has a BSc Degree in Mining Engineering from Queen’s University.

ROBERT J. CHAUSSE
Ontario, Canada
Executive Vice President and Chief Financial Officer

Mr. Robert Chausse joined the Company in January 2013. He brings with him more than 19 years of international finance and mining experience. Most recently he was the Vice President of Finance, Operations and Projects for Kinross Gold Corporation, a position he held since 2009. Prior to that, Mr. Chausse was Chief Financial Officer for Baffinland Iron Mines Corporation from 2006 to 2009 and held increasingly senior positions with Barrick Gold from 1998 to 2006. Robert received his Chartered Accountant designation in 1990.

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ANNE DAY
Ontario, Canada
Vice President, Investor Relations and Communications

Ms. Anne Day is AuRico’s Vice President of Investor Relations and Communications. Prior to this, she served as AuRico’s Director, Investor Relations for over five years. She brings over 16 years of experience in investor relations, primarily in the mining sector. As part of the senior executive team, Anne leads the development and implementation of AuRico’s global investor relations strategies as well as internal and external communications programs of the Company. Prior to joining AuRico, Anne held senior IR roles with Nexient Learning and Etruscan Resources. Anne holds a BComm degree (Marketing) and an MBA (Finance) from Saint Mary’s University.

PETER MACPHAIL
Ontario, Canada
Executive Vice President and Chief Operating Officer

Mr. Peter MacPhail joined the AuRico team through the Northgate transaction, where he was Chief Operating Officer for eight years. Peter holds over 25 years of solid operational experience in both Canada and Australia. While at Northgate, Peter had overall operations management responsibility for the Kemess, Fosterville and Stawell mines, as well as the Young-Davidson mine project. Prior to joining Northgate, Peter held increasingly senior roles at Noranda, Teck, Homestake and Barrick. Peter holds a BASc degree in Mineral Engineering (1985) from the University of Toronto, and is a licensed professional engineer in Ontario.

TRENT C. A. MELL
Ontario, Canada
Executive Vice President, Corporate Affairs

Mr. Trent Mell joined the Company in August 2012 and has over 12 years of experience in the mining industry. He previously worked as a securities and M&A lawyer at Stikeman Elliott LLP, one of Canada’s leading transactional law firms. Prior to joining AuRico, he held increasingly senior roles at the corporate head offices of Barrick Gold, Sherritt International and North American Palladium. His responsibilities over that period included oversight of the legal, government relations, human resources, and corporate development functions. Mr. Mell holds a B.A., B.C.L. (with distinction) and LL.B (with distinction) from McGill University, a LL.M from Osgoode Hall and a joint MBA from the Kellogg School of Management and the Schulich School of Business. He regularly lectures on mining topics and has published two papers on National Instrument 43-101.

CHARLENE MILNER
Nova Scotia, Canada
Senior Vice President, Finance

Ms. Charlene Milner joined the Company in January 2008 as the Director, Financial Reporting. Since then, she held progressively senior positions with the Company, namely Senior Director, Finance, followed by Vice President, Finance in 2011. In 2012, she was appointed Senior Vice President, Finance. Ms. Milner is responsible for internal and external financial reporting, and the operations of the company-wide finance group. Prior to joining AuRico, Charlene worked for eight years at Grant Thornton LLP, where she obtained her Chartered Accountant designation. She also holds a Bachelor of Commerce from Dalhousie University.

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CHRIS RICHTER
Ontario, Canada
Senior Vice President, Corporate Development

Mr. Chris Richter is Senior Vice President of Corporate Development. Mr. Richter joined AuRico Gold in May 2010 as Vice President, Corporate Development, and has over 10 years’ experience in the mining industry leading M&A, strategy, and capital allocation efforts. Prior to joining AuRico, Mr. Richter spent 7 years working for Barrick Gold Corporation. As part of the Corporate Development team at Barrick Gold Mr. Richter advanced numerous acquisitions, including the $10.4 billion acquisition of Placer Dome. In 2009, Mr. Richter contributed to the design of the newly created Capital Allocation, Strategy and Risk Group at Barrick Gold. At AuRico he has played a key role in the acquisitions of Capital Gold and Northgate Minerals as well as the divestitures of the El Cubo, Fosterville, Stawell, and Ocampo mines. Mr. Richter holds a Master of Arts degree in Economics from the University of Toronto and a Bachelor of Arts degree in Economics and Political Science from the University of Waterloo. Mr. Richter is also a CFA charter holder.

CHRIS ROCKINGHAM
Ontario, Canada
Vice President, Exploration and Business Development

Mr. Chris Rockingham brings over 30 years of extensive exploration experience, focused on precious and base-metal deposits in various geological, geographic and cultural settings in North and South America. Chris held the position of Vice President of Exploration and Business Development with Northgate Minerals for eight years prior to its amalgamation with AuRico Gold. In this role he identified Young-Davidson as a site with considerable exploration potential, negotiated the terms of the acquisition and assembled the team that developed the project into one of the largest underground gold reserves in Canada. Chris also played a key role in building community support for the development of the mine with the negotiation and implementation of the Impact Benefits Agreement with the affected First Nations. Chris has an MSc degree in geology from the University of Western Ontario and an MBA (with distinction) from the Richard Ivey School of Business.

As at the date of this AIF, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 672,232 common shares (4,775,940 common shares if all options, performance share units and deferred share units held by them are exercised), representing 0.27% of the currently outstanding common shares (1.94% current outstanding common shares if all options, performance share units and deferred share units held by them are exercised) and 0.26% of the common shares on a fully diluted basis (1.85% current outstanding common shares on a fully diluted basis if all options, performance share units and deferred share units held by them are exercised).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, was subject to:

(a)	a cease trade order or similar order or an order that denied the relevant company access to any exemptions under securities legislation for a period of more than 30 consecutive days; or

(b)

an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days.

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To the knowledge of the Company, no director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of AuRico, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

To the knowledge of the Company, except as noted below, no director or officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of AuRico:

(a)

is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including AuRico) that, while such person was acting in that capacity or within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Colin K. Benner was formerly a director of Tahera Diamond Corporation, a diamond mining company previously listed on the TSX until it was de-listed in November 2009. In 2008, the Ontario Superior Court of Justice issued an order granting Tahera and its subsidiary creditor protection under the Companies’ Creditors Arrangement Act.

Conflicts of Interest

Certain of AuRico’s directors and officers serve as directors and/or officers of other natural resource companies and, consequently, there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests. The individuals concerned are governed in any conflict or potential conflict by applicable law and by AuRico’s Code of Conduct. To the best of AuRico’s knowledge, there are no known existing or potential material conflicts of interest among directors or officers and AuRico or its subsidiaries.

Interest of Management & Others in Material Transactions

No director or executive officer of the Company, or holder of securities of more than 10% of any class of outstanding voting securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in any material transaction with the Company or any of its direct or indirect wholly-owned subsidiaries.

AUDIT COMMITTEE

Audit Committee Mandate

The full text of our Audit Committee’s mandate is included as Schedule “A” to this AIF.

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Composition

The Audit Committee is comprised entirely of independent directors: Ronald Smith, Patrick Downey and Richard Colterjohn. There were five meetings of the Audit Committee in 2012. All of the members of the Committee attended all of the meetings held in 2012.

All of the members of the Committee are independent and financially literate. The name, relevant education and experience of each Audit Committee member are outlined below:

Ronald Smith (Chairman)
Mr. Smith is a Chartered Accountant with over 30 years of practical financial and management experience, primarily in the financial, telecommunications and energy sectors.
Patrick Downey
Mr. Downey is a member of the CICA, the Ontario Institute of Chartered Accountants and the Ontario Chapter of the ICD. He has been involved in the gold and copper mining industry throughout most of his career.
Richard Colterjohn
Mr. Colterjohn is a former investment banker with over 20 years of corporate finance experience in the mining sector and other industries.

Pre-Approval Policies and Procedures

AuRico’s Audit Committee has adopted pre-approval policies and procedures with respect to permitted non-audit services. Specifically, the Audit Committee must pre-approve all permitted non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The Audit Committee has delegated to the Chair of the Committee the authority to pre-approve permitted non-audit services, with such pre-approval presented to the Audit Committee at the next scheduled Audit Committee meeting.

External Auditor Service Fees

KPMG LLP are the auditors of AuRico’s Consolidated Financial Statements. The following KPMG LLP fees (reported in Canadian dollars) were incurred in each of the years ended December 31, 2012 and 2011 for professional services rendered to AuRico:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2012(4)	$800,530	$Nil	$237,990	$Nil
December 31, 2011(4)	$895,540	$Nil	$184,385	$Nil
Notes:
1.	The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements, statutory audits of the Company’s subsidiaries.
2.

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” column.

3.	The aggregate fees billed for tax compliance, tax advice and tax planning services.
4.

For the years ended December 31, 2011 and December 31, 2012, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre- approval provisions contained in Rule 2-01 (c)(7)(i)(C) of SEC Regulation S-X or Section 2.4 of NI 52-110.

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MATERIAL CONTRACTS

Except as otherwise disclosed in this AIF, and for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts since the beginning of the financial year ended December 31, 2012 and to the date of this AIF, except the following:

In December 2012, AuRico completed the sale of the Ocampo mine and adjacent exploration projects Venus and Los Jarros, located in Chihuahua, Mexico, to Minera Frisco, S.A.B. de C.V. In conjunction with that transaction, AuRico also sold a 50% interest in the Orion gold and silver project in Nayarit, Mexico. The Company has retained a 50% interest in Orion and is now a joint venture partner with Minera Frisco on this project.

LEGAL PROCEEDINGS

Set out below is a summary of material legal proceedings to which AuRico is a party or to which any of the properties is subject.

Ed J. McKenna issued a notice of action against the Company and certain other parties on February 5, 2008. A statement of claim was filed on March 6, 2008 and an amended statement of claim was filed on July 11, 2008, in both cases in the Ontario Superior Court of Justice, Canada. The plaintiff alleged that the Company’s short form prospectus dated April 19, 2007 (the “2007 Prospectus”) contained a misrepresentation and other misstatements as did certain disclosure documents during the class period of October 10, 2006 to August 10, 2007, and also alleged that the Company manipulated grant dates of stock options. On March 16, 2010, the class action was certified in respect of investors who purchased securities through underwriters in Canada under its 2007 Prospectus. The Court did not at that time certify a claim in respect of secondary market purchasers. Following an appeal process with respect to a number of issues, on November 9, 2011 the Court certified a common issue in respect of the tort of civil conspiracy for both investors who purchased securities through underwriters in Canada and secondary market purchasers. The Company brought a motion for leave to appeal the November 9, 2011 decision.

On October 5, 2012, the Company entered into a settlement agreement, providing for payment of CAD$13.25 million to the settlement class. The settlement agreement does not contain any admission of wrongdoing and is subject to approval of the court, which is anticipated in early 2013, and the right of the Company to terminate the agreement under certain circumstances.

From time to time, the Company is involved in other litigation, investigations or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Company’s management, these claims and lawsuits individually and in the aggregate, even if adversely settled, would not be expected to have a material effect on the results of operations or financial condition of the Company and would not exceed ten percent of the current assets of the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Investor Services Inc. Computershare’s register of transfers for the Company’s common shares is located at 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8.

INTERESTS OF EXPERTS

The following persons and firms are named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or related to, the Company’s most recently completed financial year:

  Chris Bostwick, FAusIMM, SVP Technical Services, AuRico Gold Inc;
  Jeff Volk, CPG, FAusIMM, Director Reserves and Resources, AuRico Gold Inc;
  Chris Sharpe, P. Eng, Manager Mining, AuRico Gold Inc;
  Gordon Skrecky, P. Eng, Kemess Project Manager, AuRico Gold Inc;
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  Harold Bent, P. Geo, Kemess Environmental Manager, AuRico Gold Inc;
  Jarek Jakubec, C. Eng MIMMM, SRK Consulting (CAN) Inc;
  Chris Elliott, FAusIMM, SRK Consulting (CAN) Inc;
  Pacifico (Virgil) Corpuz, P. Eng, Tetra Tech;
  Andrew Jennings, P. Eng; Conveyor Dynamics Inc;
  Andrew Witte, P. Eng, P. Eng, AMEC; and
  Ken Major, P.Eng, KWM Consulting Inc.

Other than as set out below, to the best of the Company’s knowledge, the aforementioned persons and firms, and any designated professional, director, officer or employee of such firms, each hold less than 1% of any outstanding securities of the Company or of any associate or affiliate of the Company.

None of the aforementioned persons or firms, nor any designated professionals, directors, officers or employees of such firms, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company, except as disclosed above.

The Company’s auditors, KPMG LLP, confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information about AuRico may be found on SEDAR at www.sedar.com.

Further additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of AuRico’s securities and securities authorized for issuance under equity compensation plans is contained in AuRico’s most recent management information circular, which is filed on SEDAR at www.sedar.com.

Additional financial information can be found in AuRico’s financial statements and Management’s Discussion and Analysis for the year ended December 31, 2012, which are filed on SEDAR at www.sedar.com.

A copy of such documents may be obtained, upon request, from the Company. The Company may require the payment of a reasonable charge from a person or corporation who is not a holder of securities of the Company.

For additional copies of this AIF please contact:

Corporate Secretary	Tel: 647-260-8880
AuRico Gold Inc.	Fax: 647-260-8881
110 Yonge Street, Suite 1601	Email: info@auricogold.com
Toronto, Ontario M5C 1T4 Canada	Website: www.auricogold.com

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SCHEDULE “A”
AUDIT COMMITTEE MANDATE

The Audit Committee (the “Committee”) has the responsibilities and duties as outlined below:

Mandate

The mandate of the Audit Committee is to perform such duties as may be required by applicable legislation and regulations and to assist the Board of Directors in fulfilling its oversight responsibilities for:

  The integrity of the financial statements;
  Compliance with legal and regulatory requirements relating to financial disclosure;
  Oversight of internal audit’s scope and performance;
  Oversight of external auditors’ independence, performance and fees;
  Monitoring of principal risks that could impact financial reporting, including financial risks to the Company;
  Oversight over the system of internal control for financial reporting; and
  Monitoring the effectiveness of the Company’s disclosure controls and procedures.

The Committee will also perform such other duties as may be assigned to the Audit Committee by the Board.

Composition

The Committee shall be composed of three or more directors, appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee. All members of the Audit Committee shall be financially literate (as defined by applicable legislation).

All members must be independent. Independence of the Board members will be defined with applicable legislation and at a minimum each Committee member shall have no direct or indirect relationship with the Company which in the view of the Board could reasonably interfere with the exercise of a member’s independent judgment except as otherwise permitted by applicable laws. No members of the Committee shall an officer or employee of the Company.

If an Audit Committee member ceases to be independent for reasons outside the member’s reasonable control, the member shall promptly tender their resignation to the Chair of the Nominating and Corporate Governance Committee.

Members are reappointed annually by the Board upon the recommendation of the Nominating and Corporate Governance Committee, with such appointments to take effect following the Annual General Meeting of shareholders. Members shall hold office until the earlier of the time which their successors are appointed or they cease to be directors of the Company. Vacancies of members of the Audit Committee may be filled for the remainder of the current term of appointment by the Board.

Authority

The Committee has the authority to:

  Conduct or authorize investigations into any matters within its scope of responsibility;
  Appoint, compensate, and oversee the work of any registered public accounting firm employed by the organization;
  At the Company’s expense, as determined by the Committee, retain independent counsel, accountants, or others to advise the Committee or assist in carrying out its duties or assist in the conduct of an investigation;
  Meet with management, external auditors, or outside counsel, as necessary; and
  Call a meeting of the Board to consider any matter of concern to the Audit Committee.
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Meetings

Meetings of the Audit Committee may be called by the Committee chairman, any member of the Audit Committee or the external auditor. The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

  A quorum for meetings shall be the majority of the members, present in person or by telephone or other telecommunication device;
  The Committee shall meet quarterly or more frequently as circumstances dictate; and
  Notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting, provided however, that a member may in any matter waive a notice of meeting. Attendance of a member at a meeting is a waiver of notice of meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

The external auditors shall be invited to attend and be heard at every Audit Committee meeting, and have the opportunity to discuss matters in camera with the Audit Committee without the presence of management at each meeting. Meeting minutes shall be recorded and maintained as directed by the Committee chairman.

Responsibilities

1.	As required by the Board, the external auditor shall report directly to the Audit Committee.

2.	The Audit Committee shall make recommendation to the Board of Directors with respect to:

  The appointment of an external auditor purposes of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

  The compensation of the external auditor.

3.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing the Auditor’s Report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

4.

The Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor. The Audit Committee has delegated to the Committee chairman the authority to pre-approve the non-audit services, with such pre-approval presented to the Audit Committee at the next scheduled Audit Committee meeting following such pre- approval.

De minimis non-audit services satisfy the pre-approval requirement provided:

  The aggregate amount of all such non-audit services that were not pre-approved is reasonably expected to constitute no more that 5% of the total audit fees paid by the Company and its subsidiaries to the Company’s external auditor during the fiscal year in which the services are provided;

  The Company or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

  The services are promptly brought to the attention of and approved by the Audit Committee prior to the completion of the audit.

The Audit Committee has instructed management that, to obtain pre-approval, management must detail the work to be performed by the external auditor and obtain the assurance from the external auditor that the proposed work does not impair their independence.

5.

The Audit Committee shall review and recommend to the Board approval of the Company’s interim and annual financial statements, MD&A and related press releases prior to the disclosure of this information. It shall ensure that adequate procedures are in place for the review of financial information extracted or derived from the Company’s financial statements, contained in the Company’s other financial disclosures and shall periodically assess the adequacy of those procedures.

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6.	The Audit Committee must establish procedures for:

  Receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and

  Confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

7.	The Audit Committee shall review and approve any proposed hiring by the Company of partners, employees and former partners and employees of the present and former external auditor of the Company.

8.

The Audit Committee shall undertake a process to review all financial risks of the business and oversee the review and evaluation of all appropriate risk management techniques. This will involve enquiry of management regarding how financial risks are managed as well as opinions from management and others regarding the degree of integrity of the financial risk mitigation strategies.

9.	The Audit Committee shall report to the Board on the proceedings and recommendations arising from each meeting at the next regularly scheduled Board meeting.

10.	The Audit Committee shall obtain comfort that the Company’s AIF contains the disclosure required by National Instrument 52-110 – Audit Committees.

11.	The Audit Committee shall annually assess their performance against the stated requirements set out within this mandate.

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